SEB


03003853

2003-02-13

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Facsimile no: 001-202-942-9624

Re: Skandinaviska Enskilda Banken AB (publ)—File No. 82-3637

Ladies and Gentlemen:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") by Skandinaviska Enskilda Banken (the "Bank") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,

Gunilla Wikman

For and on behalf of
Skandinaviska Enskilda Banken

(Enclosure)

File No. 82-3637



03 FEB 13 AM 7:21

Stockholm, 13 February 2003

PRESS RELEASE

Annual Accounts 2002

Stronger result, despite weaker markets

- **Operating result* SEK 7,412 M, an increase of 6 per cent on a comparable basis**
- **Income decrease of 4 per cent on a comparable basis**
- **Total costs down by 9 per cent on a comparable basis - cost target reached**
- **Credit losses remained at low level**
- **Increased customer satisfaction and strengthened market positions**
- **Return on equity: 12.0 per cent (11.9)**
- **Earnings per share: SEK 7.60 (7.17)**
- **Proposed dividend: SEK 4.00 (4.00)**

* Includes pension compensation of SEK 948 M (1,002). Statutory operating profit (excluding pension compensation) amounted to SEK 6,464 M (6,151).

President's Statement

SEB's profit for 2002 was better than in 2001 as a result of our current change programme. The world economy weakened and for the third consecutive year the value of stock exchanges worldwide declined. Stockholm fell by 37 per cent for the full year (compared with a decline of 16 per cent in 2001). It has been a difficult year for many of our customers.

In recent years, SEB has undergone a strategic transformation and a strong expansion, particularly internationally. During the past year, we have focused our efforts on an internal change programme, with the aim of realising our potential and creating a sustainable profitability level. This programme, launched in the autumn of 2001, has more than offset the impact of the weak economic trend in the world. It is gratifying to see all the achievements made by all divisions, business areas, companies and staff units throughout the Group. The programme is called "3C", which stands for Customer satisfaction, Cross-servicing and Cost-efficiency.

Customer satisfaction has been strong among Nordic corporations and customers in Germany, while the rating from retail customers in Sweden needed to be improved. Following our increased focus on the branch offices, the degree of satisfaction among our Swedish retail customers increased according to an external survey made last autumn. That is a good basis for our continued efforts.

Cross-servicing stands for increased co-operation and cross selling within the Group. This is possibly the most important instrument over the long term to improve customer satisfaction, increase revenues and reduce costs. Therefore a process, under the heading of **"one SEB"**, was initiated during 2002 in order to strengthen the internal co-operation. We have chosen to focus on four common core values: commitment, continuity, mutual respect and professionalism.

Our *Cost-efficiency* programme started during the autumn 2001 and aimed at reducing cost levels from SEK 22.5 billion on an annual basis to SEK 20 billion in the first quarter of 2003 (including Trygg Liv and

excluding restructuring costs). That level has already been reached – a quarter earlier than planned. In total, the Group's number of employees declined by approximately 1,600, or 8 per cent, in 18 months.

It is clear that our 3 C programme has yielded results all through the Group. It is also rewarding to see how all business areas have strengthened their market positions!

Nordic Retail & Private Banking succeeded in reducing costs that more than offset declining revenues. The improved efficiency increased return on capital to almost 26 per cent.

Within the *Corporate & Institutions* division, Merchant Banking posted a result of more than SEK 4 billion, which was in line with the preceding year and a very strong performance. It is especially gratifying to see the stability in the Merchant banking earnings. Naturally, the decline in earnings was substantial for Enskilda Securities, but it was nevertheless positive to yield a result of nearly SEK 200 M during such a year.

SEB Germany suffered from the weak business climate. Increased sales and cost savings could not entirely offset the impact of the difficult market conditions. Our strategy is to work with a long-term focus to strengthen our position in the German market. *SEB Asset Management* has succeeded well in cost-efficiency terms, improving its cost/income ratio in spite of falling income. The *SEB Baltic & Poland* division showed very strong growth in volumes and income resulting in an earnings increase by 30 per cent.

SEB Trygg Liv was hit by the value decline on the stock markets. During the year, the Group supported Nya Livförsäkringsaktiebolaget SEB Trygg Liv with capital infusions totalling SEK 530 M in order to support the operation and its continued growth.

The level of credit losses remained low. The increase in 2002 was mainly due to the fact that reversals were higher than normal in 2001. Today, we cannot see any significant deterioration of our credit portfolios. However, the continued weak economic outlook makes us humble and demands high attention to the credit area.

In 2002, we managed to increase the result despite a weak economic climate. It is natural that uncertainty is great at the beginning of the year. This year is even more difficult then ever. At the time of writing, we do not know whether there will be war in Iraq or how it would affect oil prices, currencies, share prices and interest rates. We also face a referendum in Sweden during 2003 on the EMU. Preparations are already under way within SEB - in the event that the voting results in a yes - so that we can handle a transition to the euro in January 2006. In addition, there are referendums on the EU in the Baltic States and Poland.

Our business climate scenario for 2003 is fairly pessimistic and we are not counting on any boost from an improved economy. Even though our cost reduction target set in 2001 has been reached, we will continue to improve cost efficiency within our operations. We now know that we can do it, and it is important to capitalise on that experience. Our goal for cost efficiency is a cost/income ratio of 0.60 long-term and 0.65 in 2004 under condition that the market situation shows some improvement.

SEB's vision is to be a leading North-European bank, based on long-term customer relations, competence and e-technology. Our business concept is to create more value for our customers in a changing world. We will continue to work hard to further improve relations with our customers and to deliver financial and advisory services of the highest quality. With our competent staff, effective and united organisation and strong capital base, it is our conviction that this will also create a good profitability and, as a result, more value for our shareholders.

Finally, I want to take the opportunity, also here, to thank all employees as well as customers for their strong commitment to our bank!

Fourth quarter isolated

Improved result

The operating result for the fourth quarter amounted to SEK 1,875 M, an increase of 30 per cent compared to the corresponding period in 2001 and 21 per cent compared to the third quarter in 2002. The main reason for the improvement compared to last year was that cost reductions more than compensated for the decrease in income.

Total income amounted to SEK 6,929 M, an increase compared to the previous quarter.

Total costs, SEK 4,691 M, were 17 per cent lower than in the fourth quarter last year. Compared to the third quarter, costs were only 1 per cent higher due to the fact that continued cost reduction efforts offset normal seasonal effects. Staff costs and particularly other operating costs have been reduced.

Net credit losses remained at a low level, SEK 278 M. Compared to the fourth quarter of 2001 reversals were lower.

The full year of 2002

Operating result up 6 per cent

Operating result amounted to SEK 7,412 M (7,153). Adjusted for one-off items and currency translation differences, affecting comparability, operating result increased by 6 per cent, mainly due to reduced costs.

Net profit (after tax) increased by 5 per cent to SEK 5,318 M (5,051).

Income – Net interest up, commissions down

Total income during 2002 amounted to SEK 27,378 M (29,199). On a comparable basis income decreased by 4 per cent, mainly due to the negative impact of falling equity markets on net commission income and net financial transactions.

Net interest income amounted to SEK 13,719 M (13,011), an increase of 6 per cent on a comparable basis. The improvement was mainly due to increased lending (especially mortgages) and deposit volumes as well as lower funding costs.

Net commission income decreased by 11 per cent to SEK 9,975 M (11,186), mainly due to the continuously gloomy stock markets.

Net result of financial transactions amounted to SEK 2,409 M (2,987). The comparison with 2001 was affected particularly by the strong result in the first quarter of that year.

Other income amounted to SEK 1,275 M (2,015). Capital gains, this year consisting of a number of minor transactions, totalled SEK 440 M (1,024). 2001 included capital gains of SEK 512 M from the sale of shares in OM and SEK 248 M from the sale of shares in Deutsche Börse. Adjusted for these and other items affecting comparability, other income was down by 15 per cent.

Costs down by 9 per cent – ahead of plan

Total costs during 2002 decreased by SEK 2,425 M, or 9 per cent on a comparable basis, to SEK 18,949 M (21,374). Total costs including SEB Trygg Liv amounted to SEK 19.9 billion, excluding restructuring costs. The SEK 20 billion cost target for the first quarter of 2003 has thus been met earlier than planned.

Staff costs, gross, decreased by 4 per cent to SEK 11,297 M (11,796). Lower performance-related compensation accounted for approximately SEK 280 M of the decrease. Staff costs, gross, do not comprise compensation for pension costs of SEK 948 M (1,002). Staff costs, net, were reduced by 4 per cent to SEK 10,349 M (10,794).

The average number of full time equivalents was 19,003 (19,618) during 2002. The number of full time equivalents in December 2002 was 18,385, a reduction by approximately 1,600 since June 2001, which was the base for SEB's cost reduction programme.

Other operating costs decreased by 16 per cent to SEK 6,923 M (8,282). External costs for IT amounted to SEK 1,784 M (2,117). Total IT-costs (defined as a calculated cost for all IT-related activities including costs for own personnel) were reduced to SEK 3.5 billion (4.4).


Operating result, SEK M
3 000
2 500
2 000
1 500
1 000
500
0
01:1
01:2
01:3
01:4
02:1
02:2
02:3
02:4


Total costs, SEK M
3 000
2 500
2 000
1 500
1 000
500
0
01:1
01:2
01:3
01:4
02:1
02:2
02:3
02:4

Moderate increase of credit losses
The Group's *net credit losses*, including changes in the value of assets taken over, amounted to SEK 828 M (547) of which SEK 529 M (478) was related to SEB Germany. The credit loss level for the Group was 0.13 per cent (0.09).

Insurance operations
In accordance with one-line accounting, the result of the SEB Group's total insurance operations – non-life and life including goodwill amortisation of SEK 147 M (147) – amounted to SEK -56 M (-36).

SEB Trygg Liv's operating result, a profit of SEK 40 M (loss: 79), is included in the Group's result. The division's result from on-going business including surplus values (but excluding financial effects of short-term market fluctuations) was SEK 1,343 M (1,162). Results including surplus value changes are not consolidated with the SEB Group's result.

In order to provide a complete overview of the Group's operations, SEB Trygg Liv is reported separately – including changes in surplus values – in "Additional information" on www.seb.net.

As previously announced, the capital base of Nya Livförsäkringsaktiebolaget SEB Trygg Liv was in total expanded by SEK 530 M on two occasions during the year in order to support the operation and its continued growth: SEK 330 M in the second quarter and SEK 200 M in the fourth quarter.

The operating result for non-life insurance, mainly run-off, was SEK 68 M (257). In the first quarter of 2001, capital gains of SEK 126 M from bond portfolio sales were included.

Taxes
The Group's operating result before tax was SEK 7,412 M (7,153). Total tax was SEK 2,057 M (2,058). Of this, SEK 1,133 M (1,161) represented taxes paid, SEK 842 M (829) deferred tax and SEK 82 M (68) taxes for previous years. Total tax rate was 27.8 per cent (28.8).

Excess value in pension funds
On 31 December 2002, total assets in SEB's pension funds amounted to SEK 12.9 billion, while commitments were SEK 10.3 billion. Accordingly the excess value amounted to SEK 2.6 billion.

Assets under management
On 31 December 2002, the SEB Group's assets under management totalled SEK 742 billion (871). Net inflow during the period was SEK 18 billion and the change in value SEK - 147 billion. Assets of SEK 487 billion (567) were managed by SEB Asset Management, SEK 108 billion (111) in Germany and SEK 189 M (258) within Private Banking, including mutual funds managed by SEB Asset Management and slightly over SEK 2 billion by SEB Baltic & Poland.

Credit Portfolio
Total credit exposure, including contingent liabilities and derivatives contracts, amounted to SEK 1,000 billion (955), of which loans and leasing, excluding repos, accounted for SEK 731 billion (718).

There has been a shift in the composition of the credit portfolio towards lower-risk segments during the year. Exposure on the German public administration sector has increased by approximately SEK 20 billion since year-end 2001, representing the largest volume increase in the credit portfolio. Swedish household mortgage lending showed a continued growth. The largest volume reduction was related to the German corporate sector, which declined by SEK 9 billion since year-end 2001. The three Baltic subsidiary banks' credit exposure continued to grow and totalled SEK 36 billion (30) at the year-end 2002.

The geographical distribution of the credit portfolio remained stable with credit volumes concentrated on our home markets, the Nordic area (44 per cent), Germany (33 per cent) and the Baltic countries (4 per cent). Large part of the credit exposure located outside these core markets is mainly related to subsidiaries to our clients in the home markets, as well as international banks. Exposure on emerging markets was stable at SEK 9.8 billion (9.7) net after deduction for provision for possible credit losses.

Exposure on the telecom industry (operators and manufacturing companies) was approximately SEK 13 billion (15), corresponding to 1.3 per cent (1.5) of the total credit portfolio.

SEB has for several years had a conservative provisioning practise and made specific provisions at a relatively early stage. During 2002 the Financial Supervisory Authority (FSA) has altered the rules regarding valuation of loans including the introduction of collective reserves. As a consequence of the new FSA rules, SEB has reclassified approximately 20 per cent of the Group's reserves to collective reserves*. The introduction of the new rules has no effect on SEB's total credit loss reserves.

Specific provisions are made for loans that are more than 60 days past due or for loans where SEB has determined that the counterparty is unlikely to fulfil its contractual payments. Provisioning is made on the difference between the outstanding amount and the estimated recovery value of the loan, for example the market value of the collateral. The entire outstanding amount is reported as a doubtful loan, including the portion covered by collateral.

Collective provisions are related to the part of the credit portfolio that is below SEB's normal credit quality standards but are not specifically provided for. The loan portfolio for which collective provisions are made are not included among doubtful loans.

The definition of doubtful loans has also been adapted to the new rules.* On 31 December, *doubtful loans*, gross, amounted to SEK 11,002 M (12,646 pro forma), of which SEK 8,862 M (9,976) were non-performing loans (loans where interest and amortisation are not paid) and SEK 2,140 M (2,670) were performing loans. The level of doubtful loans net, in relation to lending, was 0.47 per cent (0.65). The reserve ratio was 71 per cent (67). The volume of assets taken over amounted to SEK 143 M (265).

Risk and capital management
SEB uses a management control model that is based upon a statistical calculation of risk, Capital at Risk. By year-end 2002, the Group's total diversified Capital at Risk was reduced to SEK 37 billion (39).

The Group's risk-taking in trading operations (measured by so called Value at Risk, VaR) averaged SEK 93 M (133) during 2002. This means that the Group, with a 99 per cent probability, can not be expected to lose more than a maximum of SEK 93 M during a ten-day period. The lower VaR compared to 2001 was due to decreased interest positions and lower volatility.

* A pro forma restatement can be found in the "Additional information" on www.seb.net

Strengthened position in Norway and Denmark
In December 2002, the Norwegian regulators approved SEB Kort's acquisition of Europay Norge A/S (and thereby the Eurocard franchise in Norway) at a price of 1 billion Norwegian kroner. SEB has full operational control of the company as of 1 January 2003.

In September, SEB purchased an additional 12 per cent in the Amagerbanken in Denmark. After the acquisition, SEB's total shareholding is 30.4 per cent.

Acquisition of own shares in the securities business
The Board has decided, as in prior years and in accordance with Ch. 4 § 5 of the Securities Business Act (1991:981), to propose to the Annual General Meeting that, during the time prior to the next Annual General Meeting, it be permitted to acquire within its own securities business the Group's own Series A and Series C shares in a number that at any time means that the holding of such shares does not exceed 5 per cent of the total number of shares in the Bank. The price of the acquired shares must correspond to the applicable market price at each time.

Capital base and capital adequacy
The capital base for the financial group of undertakings (i.e. excluding the insurance companies) amounted to SEK 52.7 billion as of 31 December 2002 (54.4). Core capital was SEK 39.7 billion (38.7), of which SEK 1.8 billion constituted so-called core capital contribution. Risk-weighted assets amounted to SEK 503 billion (501). The increase of SEK 2 billion is due to the net effects of lending growth and the consolidation of Amagerbank for capital adequacy purposes, offset by the strengthening Swedish krona and effects from the capital rationalisation programme, especially within SEB AG. On 31 December 2002, the *core capital ratio* was 7.9 per cent (7.7) and the *total capital ratio* was 10.5 per cent (10.8). The Group's long-term goals to maintain a core capital ratio of at least 7 per cent and a total capital ratio of not less than 10.5 per cent have thus been met.

In accordance with the Board resolution of 6 May 2002, SEB has acquired 7 million of its own shares for hedging of the employee stock options programme as decided by the Annual General Meeting on 10 April 2002. In compliance with regulations, the value of the acquired shares has been eliminated against shareholders' equity.

Rating
In January 2003, the rating institute Moody's raised its rating for SEB's long-term borrowing to A1 from A2. Both Standard & Poor's and Fitch maintained the long-term rating of A- and A+ respectively.

Dividend
The size of the dividend of SEB is determined by the financial position and growth possibilities of the Group. SEB strives to achieve long-term growth based upon a capital base for the financial group of undertakings that must not be inferior to a core capital ratio of 7 per cent. The dividend per share shall, over a business cycle, correspond to around 40 per cent of earnings per share, calculated on the basis of operating result after tax.

Earnings per share amounted to SEK 7.60 (7.17). The Board of Directors proposes a dividend of SEK 4.00 (SEK 4.00) per Series A and Series C shares. The total dividend amounts to SEK 2,818 M (2,818), calculated on total number of issued shares as per 31 December including 7 million repurchased shares. This proposal corresponds to 53 per cent (56) of earnings per share, which exceeds the policy target. The high dividend ratio should be viewed in light of SEB's strong capitalisation with a Tier one ratio of 7.9 per cent. The SEB share will be traded ex dividend as from 10 April 2003.

Stockholm, 13 February 2003

Lars H. Thunell
President and Group Chief Executive

More detailed information is presented on the Internet (www.seb.net). The "Additional information" includes:

Appendix 1 SEB Trygg Liv
Appendix 2 Credit exposure
Appendix 3 Risk and capital management
Appendix 4 Capital base for the SEB financial group of undertakings

Operational Profit & Loss Account quarterly performance eight quarters
- The SEB Group
- Bridge between present and previous accounting principles
- The Divisions and business areas
- Revenue split
- One-off items

Statutory Profit & Loss Account etc
- The SEB Group
- Skandinaviska Enskilda Banken

Further information is available from:

Gunilla Wikman, Head of Group Communications, +46 8 763 81 25
Per Anders Fasth, Head of Group Investor Relations, +46 8 763 95 66
Annika Halldin, Responsible for Financial Information, +46 8 763 85 60

Financial information during 2003:

13 February 2003	Annual Accounts 2002
9 April 2003	Annual General Meeting
8 May 2003	Interim Report January-March
14 August 2003	Interim Report January-June
22 October 2003	Interim Report January-September

SEB Group

Operational Profit and Loss Account

SEK M	Oct-Dec 2002	2001	Change, per cent	Jan-Dec 2002	2001	Change, per cent
Net interest income	3 543	3 498	1	13 719	13 011	5
Net commission income	2 459	2 901	-15	9 975	11 186	-11
Net result of financial transactions	654	691	-5	2 409	2 987	-19
Other operating income	273	328	-17	1 275	2 015	-37
Total income	**6 929**	**7 418**	**-7**	**27 378**	**29 199**	**-6**
Staff costs	-2 733	-2 963	-8	-11 297	-11 796	-4
Pension compensation	189	236	-20	948	1 002	-5
Other operating costs	-1 778	-2 176	-18	-6 923	-8 282	-16
Amortisation of goodwill	- 137	- 150	-9	- 544	- 553	-2
Depreciation and write-downs	- 232	- 262	-11	- 933	-1 084	-14
Merger and restructuring costs		- 358	-100	- 200	- 661	-70
Total costs	**-4 691**	**-5 673**	**-17**	**-18 949**	**-21 374**	**-11**
Net credit losses etc *	- 278	- 206	35	- 828	- 547	51
Write-downs of financial fixed assets	- 20	- 20		- 29	- 69	-58
Net result from associated companies	- 75	- 38	97	- 104	- 20	
Operating result from insurance operations**	10	- 34	-129	- 56	- 36	56
Operating result	**1 875**	**1 447**	**30**	**7 412**	**7 153**	**4**
Taxes	- 385	- 238	62	-2 057	-2 058	0
Minority interests	1	12	-92	- 37	- 44	-16
Net profit for the year	**1 491**	**1 221**	**22**	**5 318**	**5 051**	**5**

* Including change in value of seized assets

** Result from SEB Trygg Liv, non-life and pertaining goodwill amortisation

Key figures

	Jan-Dec 2002	2001
Return on equity, %	12.0	11.9
Return on total assets, %	0.44	0.43
Return on risk-weighted assets, %	1.08	0.99
Earnings per share (weighted average number) *, SEK	7.60	7.17
Cost/income ratio	0.69	0.73
Cost/income ratio excl amortisation of goodwill and merger and restructuring costs	0.66	0.69
Credit loss level, %	0.13	0.09
Provision ratio for doubtful claims, %	70.8	67.4 [1]
Level of doubtful claims, %	0.47	0.65 [1]
Level of non-performing loans, %	0.62	0.75 [1]
Total capital ratio, %	10.47	10.84
Core capital ratio, %	7.88	7.71
Number of full time equivalents, average	19 003	19 618
Number of e-banking customers, thousands	1 332	1 128
Assets under management, SEK billion	742	871
Risk-weighted assets, SEK billion	503	501

* Issued number of shares 704 557 680 of which SEB has repurchased 7 million Series A shares for the employee stock option programme. Earnings per share after full dilution,calculated in accordance with the recommendations of the Swedish Financial Accounting Standards Council, give the same result.

1) Proforma

Operational Profit and Loss Account, quarterly basis

SEK M	2002:4	2002:3	2002:2	2002:1	2001:4
Net interest income	3 543	3 405	3 430	3 341	3 498
Net commission income	2 459	2 333	2 601	2 582	2 901
Net result of financial transactions	654	449	652	654	691
Other operating income	273	220	311	471	328
Total income	**6 929**	**6 407**	**6 994**	**7 048**	**7 418**
Staff costs	-2 733	-2 800	-2 865	-2 899	-2 963
Pension compensation	189	192	273	294	236
Other operating costs	-1 778	-1 665	-1 733	-1 747	-2 176
Amortisation of goodwill	- 137	- 137	- 135	- 135	- 150
Depreciation and write-downs	- 232	- 222	- 246	- 233	- 262
Merger and restructuring costs			- 109	- 91	- 358
Total costs	**-4 691**	**-4 632**	**-4 815**	**-4 811**	**-5 673**
Net credit losses etc *	- 278	- 181	- 180	- 189	- 206
Write-downs of financial fixed assets	- 20		- 9		- 20
Net result from associated companies	- 75	- 21		- 8	- 38
Operating result from insurance operations**	10	- 22	- 20	- 24	- 34
Operating result	**1 875**	**1 551**	**1 970**	**2 016**	**1 447**

* Including change in value of seized assets

** Result from SEB Trygg Liv, non-life and pertaining goodwill amortisation

Operational Profit and Loss Account by division

Jan-Dec 2002, SEK M	Nordic Retail & Private Banking	Corporate & Institutions	SEB Germany	SEB Asset Management	SEB Baltic & Poland	SEB Trygg Liv	Other incl eliminations	SEB Group
Net interest income	4 188	4 341	3 944	81	1 377		- 212	13 719
Net commission income	3 160	3 462	1 417	1 199	589		148	9 975
Net result of financial transactions	172	1 879	122	8	231		- 3	2 409
Other operating income	209	292	295	6	66		407	1 275
Total income	**7 729**	**9 974**	**5 778**	**1 294**	**2 263**		**340**	**27 378**
Staff costs	-2 873	-3 367	-2 671	- 475	- 706		-1 205	-11 297
Pension compensation	432	203		39	2		272	948
Other operating costs	-2 449	-2 228	-1 593	- 328	- 452		127	-6 923
Amortisation of goodwill		- 61		- 8	- 49		- 426	- 544
Depreciation and write-downs	- 47	- 128	- 314	- 21	- 218		- 205	- 933
Merger and restructuring costs	- 65	- 98		- 8			- 29	- 200
Total costs	**-5 002**	**-5 679**	**-4 578**	**- 801**	**-1 423**		**-1 466**	**-18 949**
Net credit losses etc *	- 85	- 82	- 529		- 138		6	- 828
Write-downs of financial fixed assets					- 7		- 22	- 29
Net result from associated companies	- 53		- 9		- 11		- 31	- 104
Operating result from insurance operations					28	40	- 124	- 56
Operating result	**2 589**	**4 213**	**662**	**493**	**712**	**40****	**-1 297**	**7 412**

* Including change in value of seized assets

** Result from ongoing business in SEB Trygg Liv amounted to SEK 1 343 M (1 162).

File No. 82-3637

SEB Group

Statutory Profit and Loss Account

SEK M	Oct-Dec 2002	Oct-Dec 2001	Change, per cent	Jan-Dec 2002	Jan-Dec 2001	Change, per cent
Income						
Interest income	*13 184*	*12 423*	*6*	*49 094*	*53 616*	*-8*
Interest costs	*-9 641*	*-8 925*	*8*	*-35 375*	*-40 605*	*-13*
Net interest income	3 543	3 498	1	13 719	13 011	5
Dividends received	34	10		86	95	-9
Commission income	*2 920*	*3 379*	*-14*	*11 775*	*13 039*	*-10*
Commission costs	*- 461*	*- 478*	*-4*	*-1 800*	*-1 853*	*-3*
Net commission income	2 459	2 901	-15	9 975	11 186	-11
Net result of financial transactions	654	691	-5	2 409	2 987	-19
Other operating income	239	318	-25	1 189	1 920	-38
Income from banking operations	**6 929**	**7 418**	**-7**	**27 378**	**29 199**	**-6**
Costs						
Staff costs	-2 733	-2 963	-8	-11 297	-11 796	-4
Other administrative and operating costs	-1 778	-2 176	-18	-6 923	-8 282	-16
Depreciation and write-downs of tangible and intangible fixed assets	- 369	- 412	-10	-1 477	-1 637	-10
Merger and restructuring costs		- 358	-100	- 200	- 661	-70
Costs from banking operations	**-4 880**	**-5 909**	**-17**	**-19 897**	**-22 376**	**-11**
Profit/loss from banking operations before credit losses	**2 049**	**1 509**	**36**	**7 481**	**6 823**	**10**
Net credit losses	- 267	- 206	30	- 819	- 549	49
Change in value of seized assets	- 11			- 9	2	
Write-downs of financial fixed assets	- 20	- 20		- 29	- 69	-58
Net result from associated companies	- 75	- 38	97	- 104	- 20	
Operating profit from banking operations	**1 676**	**1 245**	**35**	**6 520**	**6 187**	**5**
Operating profit from insurance operatio	10	- 34	-129	- 56	- 36	56
Operating profit	**1 686**	**1 211**	**39**	**6 464**	**6 151**	**5**
Pension compensation	189	236	-20	948	1 002	-5
Profit before tax and minority interest	**1 875**	**1 447**	**30**	**7 412**	**7 153**	**4**
Current tax	- 112	- 73	53	-1 215	-1 229	-1
Deferred tax	- 273	- 165	65	- 842	- 829	2
Minority interests	1	12	-92	- 37	- 44	-16
Net profit for the year *	**1 491**	**1 221**	**22**	**5 318**	**5 051**	**5**
* Earnings per share (weighted), SEK	2.14	1.73		7.60	7.17	
Weighted number of shares, million	698	705		700	705	

File No. 82-3637

Balance sheet

SEK M	31 December 2002	31 December 2001
Lending to credit institutions	150 380	175 380
Lending to the public	680 206	634 995
Interest-bearing securities	195 979	153 033
- Financial fixed assets	*3 759*	*4 094*
- Financial current assets	*192 220*	*148 939*
Shares and participations	10 648	10 227
Assets used in the insurance operations	52 318	66 459
Other assets	151 581	123 221
Total assets	**1 241 112**	**1 163 315**
Liabilities to credit institutions	234 289	221 686
Deposits and borrowing from the public	499 542	465 243
Securities issued, etc.	205 156	194 682
Liabilities of the insurance operations	50 163	64 111
Other liabilities and provisions	180 940	143 293
Subordinated liabilities	25 326	30 008
Shareholders' equity [1)]	45 696	44 292
Total liabilities and shareholders' equity	**1 241 112**	**1 163 315**

1) Change in shareholders' equity

SEK M	31 December 2002	31 December 2001
Opening balance	44 292	41 609
Dividend to shareholders	-2 818	-2 818
Result, holding of own shares	6	
Swap hedging of employee stock option programme*	- 277	- 1
Elimination of repurchased shares **	- 659	
Translation difference	- 166	451
Net profit for the period	5 318	5 051
Closing balance	**45 696**	**44 292**

* Including dividends received

** SEB has repurchased 7 million Series A shares for the employee stock option programme as described and decided at the Annual General Meeting. These shares are booked at zero but the market value as of 31 December 2002 was SEK 508 M.

Cash flow analysis

SEK M	Jan-Dec 2002	Jan-Dec 2001
Cash flow before changes in lending and deposits	18 728	2 437
Increase (-)/decrease (+) in lending to the public	-60 042	-30 571
Increase (+)/decrease (-) in deposits from the public	44 660	45 356
Cash flow, current operations	3 346	17 222
Cash flow, investment activities	-38 252	-8 863
Cash flow, financing activities	11 844	-11 321
Cash flow	**-23 062**	**-2 962**
Liquid funds at beginning of year	43 570	46 532
Exchange difference	-3 106	
Cash flow	-23 062	-2 962
Liquid funds at end of period	**17 402**	**43 570**

The reduction in liquid funds have been compensated by an increase in bonds and other interest bearing securities related to the Group's trading portfolio which is shown under Cash flow, investment activities.

File No. 82-3637

Nordic Retail & Private Banking

This division has 1.5 million private customers - of which 700,000 Internet customers - and 120,000 small and medium-sized corporate customers. The majority of the customers are Swedish. In the Nordic area, SEB also has approximately 600,000 card customers.
The business areas are Retail Banking, Private Banking and SEB Kort (cards). In Sweden, SEB has 200 branch offices, a top-ranked Internet service and a 24h-telephone bank.

Profit and loss account

SEK M	Jan - Dec 2002	Jan - Dec 2001	Change, per cent
Net interest income	4 188	4 328	-3
Net commission income	3 160	3 645	-13
Net result of financial transactions	172	184	-7
Other operating income	209	202	3
Total income	**7 729**	**8 359**	**-8**
Staff costs	-2 873	-2 955	-3
Pension compensation	432	461	-6
Other operating costs	-2 449	-3 239	-24
Depreciation and write-downs	- 47	- 83	-43
Merger and restructuring costs	- 65	- 184	-65
Total costs	**-5 002**	**-6 000**	**-17**
Net credit losses etc *	- 85	- 69	23
Intra-group minority share	- 53	- 64	-17
Operating result	**2 589**	**2 226**	**16**

* Including change in value of seized assets

	2002	2001
Cost/Income ratio	0,65	0,72
Allocated capital, SEK M	7 200	7 000
Return on capital, %	25,9	22,9
Number of full time equivalents, average	4 859	5 033

The quarterly development is presented on www.seb.net

Successful cost-reduction programme behind significantly improved result
The division's operating result improved by 16 per cent due to a significantly lower cost level, -17 per cent. This had a positive effect on both cost/income-ratio and profitability.

The decrease in total income, especially in net commission income, was mainly due to the falling stock markets. The last months of 2002, however, showed an upturn in net commissions as a result of the increase both in stock market values and business activity.

Net interest income remained stable throughout the year, with an increase in volume and a decrease in margins, mainly due to product mix changes.

The division's total lending volumes increased to SEK 153 billion (140), including mortgage volumes of SEK 104 billion (93). The mortgage business, in particular, grew strongly in 2002. As of December, SEB BoLån's total share of the private market was 13.4 per cent (13.1). The development is a result of improvements in mortgage products as well as of high activity in the branch office network. SEB's share of new sales of single family house mortgages increased to 14.3 from 12.8 per cent and the share of new sales of mortgages for co-operative flats increased to 20.0 from 17.5 per cent during 2002.

Credit losses increased, but remained at a low level.

SEB kept its leading position in the Swedish savings market. As of September, SEB had a 16 per cent share of the total Swedish household savings market. The new savings account, Specialkonto, launched in April with one of Sweden's highest interest rates, accounted for more than 29 per cent of deposits from private individuals by the end of the year. Total deposit volumes in December amounted to SEK 113 billion on a monthly average (105).

Improved customer satisfaction
During 2002, a number of efforts were made to further increase customer satisfaction. A decentralisation process started within the Swedish branch office network in order to transfer decision-power closer to customers by emphasising the branch offices' responsibility for their local markets.

As a result, customer satisfaction index improved from 60 to 65 for private customers and from 60 to 66 for corporate customers according to the external annual quality survey, Swedish Quality Index. According to the survey, SEB showed the highest improvement of all banks between 2001 and 2002.

Private Banking and SEB Kort retained their high level of customer satisfaction. SEB Kort, for instance, again received national service awards both in Denmark and Norway.

Retail Banking - significant profit increase
Retail Banking's result was SEK 1,600 M (1,266), an increase of 26 per cent, mainly due to a forceful cost reduction programme reducing costs by 18 per cent.

Mortgages, with a 21 per cent increase of sales compared to 2001, was one of Retail Banking's successful areas. Another effort that had a positive effect during the year was the decision to offer all university students SEB's Student Package free of charge, leading to an increase of student customers by almost 25 per cent.

During the year, SEB's Internet services were again top ranked in a number of surveys. E-banking development included added services for small enterprises and a substantial update of the www.seb.se. The number of monthly log-ins reached a record level of 2 million both in November and December.

Private Banking – high profitability in spite of declining stock markets
Private Banking is the part of the division that is most strongly affected by the stock market decline. Net commission income suffered a decrease - for instance brokerage fees were down by 20 per cent compared to 2001. This development was somewhat balanced by a positive development of net interest income and by a significant decrease of costs (-18 per cent), leading to a total result of SEK 471 M (497), 5 per cent lower than in 2001. There were also signs of a positive change in net commission income during the last months of 2002.

During the year Enskilda Banken had a net inflow of 1,000 new customers. New volumes, net, amounted to SEK 8 billion. Private Banking's assets under management declined by 27 per cent to SEK 189 billion.

SEB Kort – strengthened position as Nordic leader
SEB Kort's result increased to SEK 518 M (463). An important contributing factor to the improved result was the decrease in total costs. Total turnover for SEB Kort including Euroline rose to SEK 134 billion (130) – in spite of the effects of the decline of the international travel market.

Late in December 2002, SEB Kort's acquisition of Europay Norge A/S was approved by the Norwegian authorities and finalised. Thus SEB Kort now has exclusive rights to the Eurocard brand in Norway. Together with Europay Norge's business with card issuing, acquiring and bank service, this acquisition further strengthened SEB Kort's position as the leading card business in the Nordic area. The result of Europay Norge A/S, is however not included in SEB Kort's figures for 2002.

In January 2003, SEB Kort purchased the Danish department store Magasin du Nord's card stock of more than 160,000 cardholders, thereby strengthening SEB's position in the Danish card market.

File No. 82-3637

Corporate & Institutions

This division is responsible for large corporations, medium-sized companies and financial institutions. It comprises Merchant Banking (including the merchant banking part of SEB AG, Securities Services and Mid Corporate) and Enskilda Securities (SEB's equity investment banking subsidiary) and operates in eleven countries.

Profit and loss account

SEK M	Jan - Dec 2002	2001	Change, per cent
Net interest income	4 341	4 007	8
Net commission income	3 462	4 431	-22
Net result of financial transactions	1 879	2 165	-13
Other operating income	292	168	74
Total income	**9 974**	**10 771**	**-7**
Staff costs	-3 367	-3 762	-10
Pension compensation	203	218	-7
Other operating costs	-2 228	-2 450	-9
Amortisation of goodwill	- 61	- 56	9
Depreciation and write-downs	- 128	- 160	-20
Merger and restructuring costs	- 98	- 35	180
Total costs	**-5 679**	**-6 245**	**-9**
Net credit losses etc *	- 82	149	-155
Operating result	**4 213**	**4 675**	**-10**

* Including change in value of seized assets

	2002	2001
Cost/Income ratio	0,57	0,58
Allocated capital, SEK M	15 000	15 500
Return on capital, %	20,2	21,7
Number of full time equivalents, average	3 168	3 322

The quarterly development is presented on www.seb.net

A year of market turmoil

2002 was characterised by political tension, geopolitical uncertainty, credibility challenges for the stock market, record high US and German bankruptcy ratios and rising oil prices.

A combination of uncertainty about earnings and the rising risk for a war against Iraq pushed stock prices and bond yields lower. The dollar came under pressure and declined by around 10 per cent, due to both rising concerns about the financing of the current account deficit and to the political risk premium due to a possible war against Iraq. In Sweden, the interest rate and exchange rate developments were of course affected by the global developments, leading to volatility in interest rates as well as in stock prices.

Strong return and strengthened market positions

The division delivered a strong result in 2002 despite the rough financial climate. Merchant Banking reached a result before credit losses in line with last year. Enskilda Securities achieved a positive operating result despite the turmoil in the global equity markets. Both Merchant Banking and Enskilda Securities have strengthened their market positions during the year.

Net interest income remained stable over the quarters and increased compared to 2001. Net commission income was significantly lower than in 2001, mostly due to lower fees in Enskilda Securities and Securities Services. The result of financial transactions improved in the fourth quarter compared to the third. In particular, the comparison between the full year results was affected by the strong result in the first quarter of 2001.

The cost savings targets of the division were reached already in 2002. Total costs excluding performance-related remuneration and exchange rate effects were down by 4 per cent.

Merchant Banking – strong and stable operating result

The business area continues to work in line with the strategy laid out a couple of years ago:

- Investing in growth areas, mainly investment banking related activities, while improving efficiency within more mature areas such as cash management and custody services
- Increasing client-related earnings as a proportion of total earnings and focusing on risk and capital management.

This strategy has significantly reduced volatility in earnings and made it possible to keep operating profit close to the record level of 2000 despite deteriorating market conditions.

The result for Merchant Banking amounted to SEK 4,018 M (4,306). The result before credit losses was SEK 4,102 M and almost in par with 2001 (4,163). The difference between the 2002 and 2001 results was almost entirely due to net recoveries of SEK 143 M in 2001 and net credit losses of SEK 84 M in 2002.

Net interest income was stable in 2002 - all four quarters were almost identical. The lower net commission income mainly derived from lower fees within Securities Services and Cash Management. The net result of financial transactions improved in the fourth quarter compared to the third. The comparison between the full year results was affected particularly by the strong result in the first quarter of 2001. Costs continued to decrease in the fourth quarter. For the whole year costs were down by 3.5 per cent compared to 2001.

Customer satisfaction has always been highly prioritised and SEB's continuous efforts to advance its market positions have, once again, led Greenwich Associates to rank Merchant Banking as number one both with regards to quality and market share for large Swedish clients.

During the year, Trading Station, SEB's Internet-based system for currency and fixed income trading, was updated with prime brokerage functionality, accessibility for the corporate customers in Germany, foreign exchange for smaller clients and Straight Through Processing (STP) into clients' own financial systems. The extended functionality has contributed to an increased level of foreign exchange transactions processed through Trading Station. During 2002, approximately 40 per cent of SEB's FX transactions went via Trading Station.

Despite poor market conditions Trading & Capital Markets had good underlying customer flows. The long-term strategy to invest in TCM growth areas continues and has resulted in new customers and international recognition. In July, Euromoney ranked Merchant Banking No. 9 in terms of market share of the global FX market, while Risk Magazine rated SEB as leading bank within SEK and NOK derivatives on a global scale.

The syndicated loan market remains a strong and important source of funding for "blue chips" and larger medium-sized corporations. SEB arranged transactions for Assa Abloy, Observer, Alfa Laval, Sandvik, ABB, Haldex, Sardus, Hoist and Åkers, among others. The corporate bond market had a challenging year, largely due to the "Enron-effect" and the subsequent turmoil around corporate accounting practices. Also the general deterioration of corporate credit quality and ratings affected primary volumes adversely. SEB continued to be one of the larger arrangers of bonds for Nordic corporations and arranged bond issues for TDC, Scania, Investor and Finnvera, among others.

Competition within the cash management area was fierce, as customers are adapting to the euro and expecting lower transactions costs. Merchant Banking has been successful both in retaining old customers and acquiring new clients by becoming their main supplier of cash management solutions, in spite of tougher competition and lower interest rates.

The turmoil in global equity markets in combination with price pressure had a negative effect on Securities Services during 2002. The negative effects of decreasing values of assets under custody and price pressure were to some extent offset by the highest level of transactions ever. The recently established sites in Oslo, Helsinki and Copenhagen contributed positively during the year. SEB aims to reach an overall Nordic leading position in the securities services area.

For Mid Corporate's (incl. SEB Finans) 2002 was the first year as a part of Merchant Banking which enabled it to offer extensive and direct services to medium-sized corporations. The integration and the strong market position contributed to an increase in result for 2002 compared to 2001.

The acquisition finance business saw yet another successful year despite the slow market for structured financial solutions at the beginning of the year. The trade finance business also started out slowly, but picked up during the year. SEB was rated Best Trade Finance bank in Sweden by Global Finance Magazine in July 2002.

During 2001 Merchant Banking's German operation was merged with the division SEB Germany's corporate clients and trading operations into a new unit called Merchant Banking Germany. In late 2002, it was decided to integrate SEB Germany's business unit for institutional customers with Merchant Banking Germany from 2003.

Asset quality remained high and net credit losses were low. Risk awareness is important and the cautious view on risks combined with conservative structuring will continue to permeate business decisions.

While sticking to its strategy Merchant Banking will pay particular attention to the strengthening and consolidating of its presence in home markets outside Sweden, i.e. Norway, Finland, Denmark and Germany. Another top priority the next years will be to plan and manage the potential upcoming transition from Swedish kronor to euro, with the objective of creating new income and minimising potential negative effects.

Enskilda Securities – strengthened position in tough market

During the difficult year Enskilda Securities strengthened its market position as market leader in the Nordic region. This position was confirmed through a number of national and international surveys. During 2002 Enskilda Securities was ranked Best Equity House in the Nordic region by Euromoney, Best Corporate Finance provider in Scandinavia by Global Finance and No 1 Stock Broker in Sweden, Norway and Finland by Prospera.

In this environment, the focus has been on keeping and strengthening the position as market leader in the Nordic region. The San Francisco office was closed during the year. In December, it was decided that the Paris office will be closed in order to refocus resources. Enskilda Securities has reassessed the organisation and market focus further, which has resulted in additional cost reductions. A leaner and more flexible organisation with a clear and more focused strategy has been achieved.

The operating result for Enskilda Securities was SEK 195 M (369). Continuously weak equity markets have led to a decrease in revenues of 25 per cent compared with 2001. Total revenues for 2002 amounted to SEK 1,780 M (2,369). The ongoing cost reduction programme lowered costs by 20 per cent in 2001 and by 21 per cent in 2002. The number of employees has decreased by 99 since December 2001, to a total of 494 (593). Staff costs, affected by redundancy costs, were down by 26 per cent compared with 2001.

The fall in the Equities business unit's revenues of 30 per cent reflects the weak market conditions. Revenue declines were greatest for primary commission and trading, whereas secondary commission fell by less than 25 per cent, which means that Enskilda Securities successfully maintained and strengthened its market position in the Nordic region. Enskilda Securities remains the leading Nordic investment bank, with the highest market share on the Stockholm and Oslo Exchanges and with a leading institutional position in Denmark and Finland.

Revenues in the corporate finance area were down from last year. Enskilda Securities acted as advisor to some of the largest transactions in the Nordic market. Notably as financial advisor in the Ericsson rights issue, joint leader manager in the IPO of Intrum Justitia and joint global co-ordinator in the IPO of Alfa Laval.

SEB AG Group

SEB AG Group comprises SEB's operations in Germany, i.e. the SEB Germany division (will be renamed German Retail & Mortgage Banking from January 2003), Merchant Banking Germany and, as from January 2003, Asset Management Germany.

Profit and loss account adapted to Swedish Accounting Principles [1]

SEK M	Jan - Dec 2002	Jan - Dec 2001	Change, per cent
Net interest income	4 192	4 366	-4
Net commission income	1 631	1 567	4
Net result of financial transactions	222	143	55
Other operating income	298	586	-49
Total income	**6 343**	**6 662**	**-5**
Staff costs	-2 840	-2 851	
Other operating costs	-1 837	-2 043	-10
Depreciation and write-downs	- 317	- 377	-16
Total costs	**-4 994**	**-5 271**	**-5**
Net credit losses etc *	- 530	- 483	10
Write-downs of financial fixed assets		- 2	-100
Net result from associated companies	- 9	75	
Operating result	**810**	**981**	**-17**

[1] Based on allocated capital
* Including change in value of seized assets

	2002	2001
Average exchange rate SEK/EUR	9,16	9,25
Cost/Income ratio	0,79	0,79
Allocated capital, SEK M	11 200	12 100
Return on capital, %	5,2	5,8
Number of full time equivalents, average **	3 968	4 146

** Excluding 67 (average Jan-Dec) temporary staff working with euro conversion during the beginning of 2002

The quarterly development is presented on www.seb.net

Stagnation in the German economy

Germany's economic growth in 2002 was only 0.2 per cent compared with 0.8 per cent in the Eurozone. Above all, domestic demand lagged behind and was 1.3 per cent lower than in 2001. Major reasons for this development are found in lower consumption and a low level of investments across all major German industries. This led to the highest number of insolvencies among small and medium-sized companies for years. Customer confidence was weak and activity level low. In addition, several different tax increases for both corporations and private individuals have been proposed by the Government, which did neither improve customer confidence nor increase German industries' willingness to invest.

Besides the poor development in the German economy, a weak local stock market, and low market interest rates have affected the banking business in Germany negatively. The DAX index fell from 5,500 in the first quarter of 2002 to 2,900 at year-end. The transaction level in the private brokerage business decreased by 70 per cent on average. The performance of German banks in 2002 was poor due to large credit losses and weak income. As a result, most of the banks have initiated cost reduction programmes similar to the restructuring programme started by SEB AG as early as in 2000. The German banking industry is now facing the biggest staff reduction programme ever, involving more than 50,000 employees.

SEB AG Group - improved underlying profitability

SEB's total German operations (SEB AG Group) performed well compared to other German banks. Total result for SEB's German operations amounted to SEK 810 M (981). Excluding one-off items, operating result improved by 11 per cent. The 2001 results (for SEB AG Group as well as for the division SEB Germany) include the sale of Deutsche Börse (net gain of SEK 248 M).

Major restructuring activities proceed according to plan. The work-out of the non-target corporate customer relations continues. Overall, the usage of the restructuring reserves is in line with the plan and lower than in 2001. Reserves for redundancies and operational restructuring amounted to EUR 87 million. As a consequence of SEB's new provisioning rules (see page 5) the previous general reserve for credit losses has been reclassified to specific and collective reserves.

In 2002, SEB AG was ranked No. 1 in Germany regarding customer satisfaction for the sixth consecutive year.

SEB Germany division

The SEB Germany division (to be renamed German Retail & Mortgage Banking as from January 2003) serves one million private customers as well as small and medium-sized corporations, institutions and real estate companies all over Germany. Customers are able to access its services through 177 branches, more than 2000 ATMs via Cash-pooling with allied banks, an Internet platform and telephone banking.

Profit and loss account

SEK M	Jan - Dec 2002	Jan - Dec 2001	Change, per cent
Net interest income	3 944	4 119	-4
Net commission income	1 417	1 365	4
Net result of financial transactions	122	101	21
Other operating income	295	551	-46
Total income	**5 778**	**6 136**	**-6**
Staff costs	-2 671	-2 651	1
Other operating costs	-1 593	-1 816	-12
Depreciation and write-downs	- 314	- 369	-15
Total costs	**-4 578**	**-4 836**	**-5**
Net credit losses etc *	- 529	- 478	11
Write-downs of financial fixed assets		- 2	-100
Net result from associated companies	- 9	75	-112
Operating result	**662**	**895**	**-26**

* Including change in value of seized assets

	2002	2001
Average exchange rate SEK/EUR	9,16	9,25
Cost/Income ratio	0,79	0,79
Allocated capital, SEK M	10 200	10 800
Return on capital, %	4,7	6,0
Number of full time equivalents, average **	3 780	3 916

** Excluding 67 (average Jan-Dec) temporary staff working with euro conversion during the beginning of 2002

The quarterly development is presented on www.seb.net

SEB Germany Division – increased sales

The result for the division was SEK 662 M (895). This result does not reach SEB's ambitions, but compared to other German banks it can be regarded as satisfactory. The reduced result is mainly due to effects from one-off items during 2001 (see SEB AG Group above).

The division's new sales of mortgage loans, SEK 6,743 M, improved by 34 per cent compared to last year. Prolongation of mortgage loans rose by 7 per cent to SEK 3,859 M.

Net sales of funds, SEK 9.6 billion, increased by 40 per cent compared to 2001. Net sales of SEB Immoinvest's No 1 ranked real estate fund, SEK 6.8 billion, has led to an increased market share, 4.6 per cent. Net sales of SEB Invest's mutual funds amounted to SEK 1.0 billion. Assets under management amounted to SEK 108 billion. Measured in euro, assets under management decreased by 1 per cent during 2002.

The customer segment Swedish private clients in Germany has been addressed with a specific and attractive product offering. In a similar way customised products for the members of the Social Democratic Party and the Christian Democratic Union, for employees of Atlas Copco and Gerling have also been successful. Through the introduction of a high yielding savings account in November, the division by year-end managed to attract 15,000 new customers with a total volume corresponding to SEK 5 billion. In addition, volumes from existing customers amounted to SEK 3 billion. By year-end SEB Germany had 240,000 Internet banking customers. Initiatives to build strategic alliances and to improve the cross-selling potential will be reinforced in 2003. In addition to organic growth through the introduction of new products and services, focus will also be on customer acquisition.

As a consequence of sales activities, net interest income of SEK 3,944 M was relatively stable compared to 2001. Net commission income improved by 4 per cent to SEK 1,417 M. Other income amounted to SEK 295 M and did not include any major one-off items compared to 2001.

Cost efficiency targets reached

The cost efficiency programme led to 5 per cent lower costs during 2002. Compared with 2001, staff costs were stable. Costs in 2002 were negatively affected by increased pension and social costs due to new legislation. Other costs were down by 12 per cent. The average number of full time equivalents was down by 136, to 3,780.

During 2002, major cost reductions have been achieved by moving the headquarters to new premises at considerably lower rents and through cost cuts within staff units. In the third quarter the whole mainframe computer operation was moved from Frankfurt to Stockholm. This will lead to cost reductions, mainly due to lower license and consultant costs. The successful move was a complicated and unique operation, which now attracts attention from a number of other banks considering similar consolidation measures. Further cost reduction activities within the IT area through organisational co-ordination within the SEB Group are under implementation. Further opportunities to use synergies within the SEB Group exist and will be carried out.

As of January 2003, Merchant Banking will take over the management responsibility for SEB Germany's institutional customers and SEB Asset Management will take responsibility for SEB Invest in Germany. These are two examples of the efforts to exploit synergies within the SEB Group.

Overall the cost reduction programme is running ahead of plan and additional efforts are now made to achieve further cost reductions to compensate for the lower income side.

Moderate increase of credit losses

The total credit loss level in 2002 was 11 per cent higher than in 2001. This development was significantly less negative than that experienced by other German banks. This is the result of a three-year process to improve asset quality and credit approval processes within all business areas. Furthermore, SEB's credit portfolio differs from that of the average German bank with substantially less corporate exposure. The increase during the third and fourth quarter, compared to the two previous quarters, is driven more by seasonal effects than by deteriorating market conditions in Germany. The composition of the credit portfolio, in combination with specific and collective reserves, provides a balanced risk exposure.

File No. 82-3637

SEB Asset Management

SEB Asset Management offers a full spectrum of investment management expertise and services to institutions, life insurance companies and retail clients. The offerings include equity and fixed income management, private equity and hedge funds. SEB Asset Management has offices in Copenhagen, Helsinki, Frankfurt, New York, Stamford and Stockholm. The division has around 100 portfolio managers and analysts.

Profit and loss account

SEK M	Jan - Dec 2002	2001	Change, per cent
Net interest income	81	100	-19
Net commission income	1 199	1 506	-20
Net result of financial transactions	8	14	-43
Other operating income	6	11	-45
Total income	**1 294**	**1 631**	**-21**
Staff costs	- 475	- 567	-16
Pension compensation	39	46	-15
Other operating costs	- 328	- 432	-24
Amortisation of goodwill	- 8	- 8	
Depreciation and write-downs	- 21	- 23	-9
Merger and restructuring costs	- 8	- 54	-85
Total costs	**- 801**	**-1 038**	**-23**
Operating result	**493**	**593**	**-17**
Cost/Income ratio	0,62	0,64	
Allocated capital, SEK M	1 700	1 700	
Return on capital, %	20,9	25,1	
Number of full time equivalents, average	405	512	

The quarterly development is presented on www.seb.net

Improved cost/income ratio

In 2002, SEB Asset Management's operating result decreased by 17 per cent to SEK 493 M, while the global markets fell by 34 per cent and the Swedish SIX Portfolio Index by 36 per cent.

In spite of lower income SEB Asset Management continued to show strong profitability and actually improved its cost/income ratio from 0.64 to 0.62. This improvement was a result of cost reductions by 23 per cent, primarily due to staff and IT cost cuts. The result per employee increased by 5 per cent to SEK 1.2 M on a yearly basis. Since June 2001, total staff has been reduced by 151 full time equivalents, or by 29 per cent, which is above the target set in the SEB Change Programme.

Improved market shares of net sales in spite of tough market conditions

Weak stock markets had a continuous negative impact on sales within the whole industry globally. Total accumulated net sales were lower than in last year. Despite this, SEB Asset Management gained a number of new mandates, primarily in Denmark, Finland and the US. Institutional sales in Sweden remained weak during the whole year.

Net inflow to SEB's mutual funds totalled SEK 9.7 billion (7.0), of which SEK 6.7 billion (3.6) in Sweden. This does not include net sales of funds in Germany amounting to SEK 9.6 billion. The successful launch of the new product line corporate bond funds, the first of its kind in the Swedish market, has attracted a considerable amount of capital. SEB's mutual funds in Sweden had a net sales market share of 11.8 per cent (6.4) and 27.0 per cent (19.9) of the fixed income segment.

By year-end 2002, the division's total assets under management amounted to SEK 487 billion (567), a decrease of 14 per cent. The shift in the product mix has had a negative impact on the division's revenues in relation to assets under management. SEB's market share of mutual funds in Sweden was 17.3 per cent (18.4),

totalling SEK 127 billion (167). Mutual funds totalled SEK 140 billion (181), representing 29 per cent (32) of the division's assets under management.

Improved performance and international top-rankings
During 2002, one of the most important ambitions has been to improve the division's investment management capabilities in order to enhance performance for all portfolios. This has mainly been made through concentration of the investment management activities and recruitment to the division's key competence areas.

SEB's performance is in line with its peers in the Swedish market. However, this is not a satisfactory position and the ambition is to improve performance further.

During the second half of 2002, the division received several acknowledgements by international press and institutes. SEB's bond funds were ranked top-ten by Wall Street Journal and SEB's pharmaceutical and technology funds reached top 20 in Business Weeks global survey. In Finland, Gyllenberg was ranked number one amongst the major players in the Finnish institutional market by Scandinavian Financial Research. In Denmark, the research institute Prospera ranked SEB Asset Management (DK) as the second best institutional asset manager in the Danish market.

Improved information
Information about the different funds and mandates are essential for investors. During 2002, the mutual fund business in Sweden held customer events in a number of places in Sweden, where more than 4,500 customers attended. The events were carried out in close co-operation with the division Nordic Retail & Private Banking. In addition, SEB Mutual Funds in Sweden launched a new web-site offering monthly fund comments and market views. The site also gives the customers easier access to clear and comprehensive fund information.

In order to strengthen customer offerings and improve efficiency, SEB Asset Management has streamlined and simplified the range of mutual funds in Sweden. Approximately 30 funds were merged or closed during the fourth quarter of 2002.

Clear priorities for the future
2002 has been a year of both transition and consolidation including major cost cuttings and changes in investment management activities. Moreover, SEB Asset Management has taken over the management responsibility for SEB Invest in Germany effective January 2003. These activities to integrate the organisation into one united business have given SEB Asset Management a solid foundation going forward.

Top priority will be given to continued improvement of performance, customer communication, cost efficiency as well as a customised product range. The measures taken and the priorities set will enhance the division's ability to compete as a leading asset manager in its home markets.

SEB Baltic & Poland

This division comprises the three wholly-owned Baltic banks Eesti Ühispank (Estonia), Latvijas Unibanka (Latvia) and Vilniaus Bankas (Lithuania). The three banks serve 1,2 million individual customers and 140,000 corporations via a branch network that comprises some 200 branch offices, and via Internet banks. SEB's mutual funds company in Poland, Fundusz, and the listed medium-sized Polish bank Bank Ochrony Srodowiska, BOS, of which SEB owns 47 per cent, also forms part of the division.

Profit and loss account

SEK M	Jan - Dec 2002	2001	Change, per cent
Net interest income	1 377	1 183	16
Net commission income	589	596	-1
Net result of financial transactions	231	197	17
Other operating income	66	135	-51
Total income	**2 263**	**2 111**	**7**
Staff costs	- 706	- 673	5
Pension compensation	2	2	
Other operating costs	- 452	- 451	
Amortisation of goodwill	- 49	- 49	
Depreciation and write-downs	- 218	- 217	
Total costs	**-1 423**	**-1 388**	**3**
Net credit losses etc *	- 138	- 133	4
Write-downs of financial fixed assets	- 7	- 67	-90
Net result from associated companies	- 11	2	
Operating result from insurance operations	28	22	27
Operating result	**712**	**547**	**30**

* Including change in value of seized assets

	2002	2001
Cost/Income ratio	0,63	0,66
Allocated capital, SEK M	2 750	2 750
Return on capital, %	18,6	14,3
Number of full time equivalents, average	4 270	4 114

The quarterly development is presented on www.seb.net

Continued economic growth

The economic growth of the Baltic region remained strong throughout the year. The region has experienced a three year-period of high growth rates and is expected to show a GDP growth of approximately 5 per cent or more, over the next few years. The economic instability and decrease in demand that a large part of the world now experiences, is offset by strong domestic demand in the Baltic States. However, the economic growth in Poland is still weak.

In 2002 the Baltic States and Poland got official invitations to join the EU and the plan is to enter during the spring 2004. The accession is expected to have a favourable impact on the economic climate in the Baltic countries and Poland.

The strong economy was reflected in the Baltic subsidiary banks. During the year, the number of customers increased by 16 per cent and the number of Internet customers rose by approximately 70 per cent, to 375,000. The loan portfolio increased by 21 per cent. The growth is relatively evenly spread between the three banks. A strong increase in demand for mortgage loans and leasing as well as strong domestic consumer demand in general are the main reasons behind this expansion. Deposits increased by 15 per cent. The market for savings products other than deposits is relatively immature but a strong increase in demand has been noticed, although the volumes are still relatively low. It is expected that this increase will continue. During 2002, the Baltic

countries have launched pension reforms that will lead to an increase in fund savings. Assets under management in the division amounted to approximately SEK 2.3 billion, an increase of 63 per cent. The market shares for the traditional banking products remain stable. The market shares for the three banks taken together were 33 per cent for loans and 26 per cent for deposits.

Continued profit improvement
The total result of the division increased by 30 per cent, to SEK 712 M (547). The growth of the banks has been well balanced. Income increased by 7 per cent, while costs increased by 2.5 per cent. The cost increase was primarily a result of expansion in volumes and products. Accordingly, the cost/income ratio improved from 0.66 to 0,63. Net credit losses were stable, at SEK 138 M. Return on allocated capital increased, from 14 per cent to 19 per cent.

A loss of SEK 11 M from BOS Bank is included in the division's result. This negative contribution was an effect from a loss in 2001 whereas 2002 showed positive results.

Continued cross-servicing and high client satisfaction
Intensive efforts have been made to improve cross-servicing and customer satisfaction within the Group. The Baltic Banks can now offer Pan-Baltic customers, one-point-of-entry solutions. During 2002 a number of such agreements were made with corporate clients.

The ATM network has been expanded and three new branch offices have been established to meet the growing demand. During the first part of 2003, Latvijas Unibanka will launch a new Internet based banking system in order to improve the service towards the clients further.

Credit as well as treasury and risk functions continue to become more integrated with the SEB Group and its policies and procedures. This has contributed to an upgraded rating for all three banks during the last months.

For the third year in a row, Vilniaus Bankas received the best bank award from Global Finance. The assessment was made on the basis of profitability, Internet banking, credit policy and service.

In Latvijas Unibanka cash collection and security services have been outsourced for increased efficiency. Similar activities are under way in Vilniaus Bankas.

BOS in Poland has an explicit strategy to increase its focus on small- and medium sized companies as well as on private individuals in order to gain market shares within these segments. BOS furthermore endeavours to increase efficiency and competence in order to improve its net result and reduce risks.

SEB Trygg Liv

SEB Trygg Liv is one of the Nordic region's leading life insurance companies. Operations comprise insurance products within the investment and social security area for individuals and corporations. SEB Trygg Liv provides both unit-linked and traditional insurance and has slighly more than 1 million customers, mainly in Sweden.

Traditional life insurance operations are conducted in the mutual insurance companies Nya and Gamla Livförsäkringsaktiebolaget SEB Trygg Liv, which are not consolidated with the SEB Trygg Liv Group's results.

Profit and loss account

SEK M	Jan - Dec 2002	Jan - Dec 2001	Change, per cent
Total income	**1 408**	**1 493**	**-6**
Total costs	**-1 354**	**-1 563**	**-13**
Result from associated companies	- 14	- 9	56
Operating result *	**40**	**- 79**	**-151**
Change in surplus values, net	1 303	1 241	5
Result from ongoing business	**1 343**	**1 162**	**16**
Change in assumptions	- 447	620	-172
Financial effects of short-term market fluctuations	-1 727	-1 199	44
Total result, net	**- 831**	**583**	**0**
Allocated capital, SEK M	3 900	3 900	
Return, ongoing business, %	24,8	21,5	
Number of full-time equivalents, average	779	862	

The quarterly development is presented on www.seb.net

* In the SEB Group reporting, SEB Trygg Liv is accounted for according to the same principles as associated companies – one-line accounting. Accordingly, only the operating result is consolidated in the SEB Group's accounts. More detailed information about SEB Trygg Liv can be found in "Additional information", available on www.seb.net.

Improved results

The result from on-going business, SEK 1,343 M, which includes the change in surplus values, improved as a consequence of the continued shift from single-premium to the regular-premium insurance, combined with lower costs. The surplus value has been calculated in order to show more clearly the value of the total insurance written to date. However, these values are not included in the SEB Group's consolidated income statement or balance sheet. Combined, surplus values amounted to SEK 4,746 M.

The operating result also improved due to the limited decline in revenues (administration agreements, insurance fees and net interest) and substantially reduced costs as a result of continued savings measures and lower distribution payments due to lower sales. Compared with the preceding year, the average number of full-time equivalents was reduced by 83. The number of full-time equivalents at the end of December was 752.

The continued downturn in the stock markets had of course a negative effect on the total result, net.

In addition to the operating result, life insurance operations generate revenues for the SEB Group, in the form of fund management fees, distribution payments and other purchased services, in an amount of about SEK 700 M per year. Most of these revenues are accounted for in Nordic Retail & Private Banking and SEB Asset Management.

Improved market position
In the declining market for life insurance, due to the downward trend in the stock market, SEB Trygg Liv improved its market position within the prioritised area of unit-linked insurance. For unit-linked insurance, the market share for new policies was 21.2 per cent (18.7). The improvement was due to an increased proportion of occupational pension business. Market share of total new insurance rose to 14.1 per cent (13.2).

Sales, measured as weighted volume, amounted to SEK 23,905 M (28,645), a decline of 17 per cent. During the fourth quarter, sales of unit-linked insurance rose 36 per cent compared with the third quarter, reflecting a significantly higher increase than the normal seasonal variation between the third and fourth quarters. The increase for traditional insurance during the same period was marginal. Unit-linked insurance accounted for 75 per cent (75) of sales in 2002.

The proportion of company-paid insurance, primarily occupational pension, rose to 74 per cent (69). This was positive, since the objective has been to strengthen company-paid business in order to generate a more long-term and less cyclical mix of the total business. During the year, efforts focused on the large companies segment was intensified and a number of agreements were signed for occupational pension solutions with Vattenfall and Skanska, among other companies. Independent insurance brokers account for about 60 per cent of sales to companies. According to the survey conducted among life insurance brokers by Marknadsindikatorn AB, SEB Trygg Liv further improved its position in comparison with competitors and holds a top position in several of the areas surveyed. During the year, SEB Trygg Liv was also named Årets Mäklardisk Liv ("Life Broker Desk of the Year") by the Swedish Insurance Brokers Association.

During the year, extensive changes were made in the sales organisation. The objective was to establish the bank assurance distribution concept more firmly through a redeployment of areas to correspond more closely to the bank structure, and to adapt the organisation to the prevailing market conditions, namely lower overall sales and an increased proportion of company business.

Premium income, that is, paid-in premiums, amounted to SEK 13,975 M (15,528), a decline of 10 per cent. Viewed separately, premium income in the fourth quarter was in line with the corresponding quarter of the preceding year, reflecting a break in the trend of declining premium income, compared with 2001. Unit-linked insurance accounts for two thirds and traditional insurance for one third of premium income. In addition to premium income, payments into Individual Pension Savings (IPS) totalled SEK 644 M (669). Premiums to premium pension savings totalled SEK 539 M (517). The offer of free repayment cover will be extended for a further year to customers who have selected SEB funds for their premium pensions.

Within unit-linked insurance, it has been possible to switch between both SEB and external funds. During the fourth quarter, it was decided to give unit-linked insurance customers the opportunity also to switch insurers during the first quarter of 2003. The right to transfer traditional insurances in Nya Liv will be introduced in the beginning of 2004, at the latest. In 2001, the Trygg Foundation (representatives of the policyholders) voted no to the proposal to introduce transfer rights in Gamla Liv.

Net inflow of premiums resulted in total assets managed declining by only 7 per cent during the year, from SEK 226.6 billion to SEK 210.5 billion. During the fourth quarter, managed assets increased by 7 per cent.

Since the two mutual entities Nya and Gamla Livförsäkringsaktiebolaget are not consolidated in SEB Trygg Liv's accounts, the collective consolidation ratio, solvency quota and other key figures for these companies are shown under the "Additional information" heading on the www.seb.net website.

File No. 82-3637



SEB share
SEK


120
110
100
90
80
70
60
50
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
SEB
EBI
AFGX
SEB A
AFGX
European Banking Index

Rating

Moody's Outlook stable		Standard & Poor's Outlook stable		Fitch Outlook stable	
Short	Long-term	Short	Long-term	Short	Long-term
P-1	Aaa	A-1+	AAA	F1+	AAA
P-2	Aa1	A-1	AA+	**F1**	AA+
P-3	Aa2	**A-2**	AA	F2	AA
	Aa3	A-3	AA-	F3	AA-
	A1		A+		**A+**
	A2		A		A
	A3		**A-**		A-
	Baa1		BBB+		BBB+
	Baa2		BBB		BBB
	Baa3		BBB-		BBB-

The above table shows how the large rating agencies have rated SEB's short- and long-term borrowing. In January 2003 the rating institute Moody's upgraded the rating for SEB to A1 from A2.

SEB's major shareholders
By the end of December 2002

	Percent of capital
Investor	19.8
Trygg Foundation	9.3
Alecta (former SPP)	2.6
AFA	1.9
SEB Funds	1.8
Wallenberg Foundations	1.6
Skandia	1.5
Foreign shareholders	21.2

Appendix 1 SEB Trygg Liv

SEB Trygg Liv represents the SEB Group's life insurance business according to a bank-assurance concept, i.e. an integrated banking and insurance business. The purpose of the concept is to offer SEB's customers a complete range of products and services within the financial area. Savings in life insurance products, including pension savings, represent a growing share of the Swedish households' financial assets. Since 1995 the share has increased from 24 to more than 40 per cent.

SEB Trygg Liv offers both unit-linked and traditional insurance, however sales focus is on unit-linked, which represents 75 per cent of total sales. As per 31 December 2002 SEB Trygg Liv was the market leader on the unit-linked market with a share of 24.8 per cent (25.6) of assets under management. The share of weighted* new business was 21.2 per cent (18.7).

SEB Trygg Liv has a strong position in the private market within unit linked endowment insurance. The market share, weighted* new business, was 19.8 per cent (19.6). Sales of endowment insurance is highly correlated to the development on the stock markets and has been negatively affected by the downward stock market trend during the last two years. Private pension savings are more stable and SEB's sales in the area consist mainly of the product IPS, Individual Pension Savings. SEB is one of the leading suppliers within non-insurance-related pension savings, with a market share of 16 per cent as per 30 September (14.4 full year 2001).

In the corporate market, which constitutes more than 70 per cent of the total market, SEB Trygg Liv's market share within fund-related occupational pension is 23.1 per cent (18.6) of weighted new business. SEB Trygg Liv's ambition is to further develop the occupational pension business, partly through a deeper co-operation with the organisation of medium-sized and large corporations within the Bank, partly through continued co-operation with independent life insurance brokers, who account for more than 60 per cent of the occupational pension sales. The occupational pension market is less dependent on the general business cycle compared to the market of endowment insurance.

One effect of the growing occupational pension business and the diminishing endowment insurance business is an increase in sales of regular premium policies compared to single premium policies. As of 31 December 2002 regular premiums represent 83 per cent (79). This increases the future value of sales but at the expense of increased sales costs, which in a short-term perspective has a negative impact on the operating result.

* Single premiums plus regular premiums times ten.

SEK M

	Q4 02	Q3 02	Q2 02	Q1 02	Q4 01	Q3 01
Sales volume insurance (weighted*)						
Total	**5,741**	**4,517**	**5,393**	**8,254**	**6,802**	**6,032**
Traditional life insurance	1,267	1,229	1,298	2,180	1,739	1,735
Unit-linked insurance	4,474	3,288	4,095	6,074	5,063	4,297
Private paid	1,800	860	1,467	2,097	2,074	1,354
Corporate paid	3,941	3,657	3,926	6,157	4,728	4,678
Single premium	1,182	446	983	1,344	1,212	802
Regular premium	4,559	4,071	4,410	6,910	5,590	5,230
Premium income						
Total	**4,059**	**2,620**	**3,355**	**3,941**	**4,169**	**2,799**
Traditional life insurance	1,639	1,003	1,111	1,172	1,877	1,050
Unit-linked insurance	2,420	1,617	2,244	2,769	2,292	1,749

Assets under management						
Total	**210,500**	**196,900**	**208,300**	**226,800**	**226,600**	**213,300**
Traditional life insurance	165,400	154,600	159,000	169,000	168,400	161,500
Whereof Gamla Liv	*157,300*	*146,000*	*150,800*	*161,000*	*160,800*	*154,800*
Nya Liv	*8,100*	*8,600*	*8,200*	*8,000*	*7,600*	*6,700*
Unit-linked insurance	45,100	42,300	49,300	57,800	58,200	51,800

Sales margin - new business
One way to analyse the result of sales efforts is to determine the sales margin for new business. The sales result, i.e. present value of new sales less actual selling expenses, is related to the weighted sales volume. The margin may vary depending on product mix and sales costs. The improvement of the margin is due to a higher share of regular premium business, as well as lower costs.

SEK M	Full year 2002	Full year 2001
Sales volumes weighted (regular + single/10)	2,391	2,865
Present value of new sales (9 % discount rate)	1,181	1,347
Selling expenses	-801	-1,029
Profit - new business	**380**	**318**
Sales margin - new business	**15.9 %**	**11.1 %**

Result
When analysing a life insurance company's result and profitability it must be taken into consideration that an insurance policy often has a long duration. That leads to an unbalance between income and costs at the time when a policy is signed. Income accrues regularly throughout the duration of the policy. Costs, on the other hand, mainly arise at the selling point.

Income mainly consists of unit-linked fees (usually 0.65 per cent of assets under management plus SEK 180 per policy and year), fund management fees (varying depending on the chosen type of fund) and net interest. Compensation for assignments with the mutual entities is also included. Of importance for the income is thus the development of assets under management (i.e. net flow of premiums paid and change in the asset value) and to a smaller extent the sales of the specific period. The value of sales has to be evaluated on a more long-term basis.

Costs, on the other hand, are highly affected by sales in the current period when most of the sales costs are incurred. This has a negative impact on the operating result and makes it difficult to get a correct picture of the company's profitability over time, especially in periods of rapid sales growth. Particularly sales of corporate pension plans with long duration lead to an initial unbalance between income and costs as commission paid at point of sale is based on the total value of the policy. To some extent this is taken care of through capitalisation of acquisition costs which are depreciated over time.

In order to provide a more true presentation of the life insurance business, the total result is presented including the current period change in surplus values, being the present value of future profits from existing insurance contracts. SEB Trygg Liv uses the method of surplus value calculations since 1997 for both internal management accounting and external reporting.

The result of SEB Trygg Liv does not include the result of Gamla Livförsäkringsaktiebolaget SEB Trygg Liv and Nya Livförsäkringsaktiebolaget SEB Trygg Liv. These two mutual entities are not consolidated with the SEB Trygg Liv Holding group, which however receives a fee for administrative and sales services provided. This means, for example, that the group takes no risk with respect to changes in values in these investment portfolios.

File No. 82-3637

In addition to the operating result which is consolidated in the SEB Group the life insurance business generates income to the SEB Group in the form of fund management fees, distribution compensation and other purchased services of approximately SEK 700 M per year.

Profit and loss account, SEK M	Q4 02	Q3 02	Q2 02	Q1 02	Q4 01	Q3 01
Administration agreements, traditional insurance	104	100	91	103	100	94
Unit-linked insurance	190	187	216	241	243	213
Risk business and other	45	38	49	44	38	64
Total income	**339**	**325**	**356**	**388**	**381**	**371**
Operating expenses	-362	-303	-310	-403	-463	-382
Capitalisation of acquisition costs, net	35	11	3	54	102	24
Goodwill and other	-11	-21	-24	-23	-3	-32
Total costs	**-338**	**-313**	**-331**	**-372**	**-364**	**-390**
Result associated companies	0	-4	-4	-6	4	-5
Operating result	**1**	**8**	**21**	**10**	**21**	**-24**
Change in surplus values, gross	231	483	399	293	322	447
Deferred acquisition costs, net	-35	-11	-3	-54	-102	-24
Total result ongoing business	**197**	**480**	**417**	**249**	**241**	**399**
Change in assumptions [1]	-447	0	0	0	620	0
Financial effects due to short term fluctuations	411	-890	-1,054	-194	189	-903
Total result net	161	-410	-637	55	1,050	-504
Expense ratio, per cent [2]	8.9%	11.6%	9.2%	10.2%	11.1%	13.6%
Return on allocated capital after tax, per cent [3]	14.5%	35.4%	30.8%	18.4%	17.8%	29.5%

[1] Changes in assumptions, see headline below – *Calculation of surplus values and changes in surplus values*
[2] Operating expenses as percentage of premiums earned
[3] Ongoing business. Allocated capital SEK 3 900 M.

Calculation of surplus value and changes in surplus value

The surplus value calculation is based on different assumptions, to be adjusted when needed to correspond to long-term development.

Discount rate	9%
Surrender of endowment insurance contracts	5%
Lapse rate of regular premiums, unit-linked	10%
Lapse rate of regular premiums, traditional insurance	8%
Growth in fund units	6%
Inflation	2%
Mortality	According to industry experience

Changes in assumptions were made during the fourth quarter concerning lapse rate of regular premiums: from 8 to 10 per cent with respect to unit-linked, and from 5 to 8 per cent with respect to traditional insurance. Before that, changes in assumptions were made as of 31 December 2001. The discount rate was adjusted from 11 to 9 per cent, in line with industry practice, and the lapse rate for regular premium contracts, unit-linked, was adjusted from 5 to 8 per cent.

Sensitivity analysis

The calculation of surplus value is relatively sensitive to changes in assumptions. A change of the discount rate by +1 percentage point (-1 percentage point) gives an effect of SEK -460 (+550) M.

File No. 82-3637

A higher or lower return/growth in fund units will result in positive or negative effects when the surplus value change of the period is calculated. A change in the growth assumption by +1 percentage point (-1 percentage point) will give a change in surplus value of SEK +570 (-500) M.

Surplus value accounting

Balance (after deduction of capitalised acquisition costs), [5] SEK M	Q4 02	Q3 02	Q2 02	Q1 02	Q4 01	Q3 01
Opening balance	**3,110**	**3,528**	**4,186**	**4,141**	**3,112**	**3,592**
Present value of new sales [1]	288	228	247	418	214	292
Return on existing policies	134	136	137	145	156	155
Realised surplus value in existing policies	-170	-170	-165	-168	-177	-179
Actual outcome compared to assumptions [2]	-21	289	180	-102	129	179
Change in surplus values from ongoing business, gross	**231**	**483**	**399**	**293**	**322**	**447**
Capitalisation of acquisition cost for the period	-143	-105	-105	-157	-178	-125
Amortisation of capitalised acquisition cost	108	94	102	103	76	101
Change in surplus values from ongoing business, net [3]	**196**	**472**	**396**	**239**	**220**	**423**
Change in assumptions	-447	0	0	0	620	0
Financial effects due to short term market fluctuations [4]	411	-890	-1,054	-194	189	-903
Total change in surplus values [5]	**160**	**-418**	**-658**	**45**	**1 029**	**-480**
Closing balance [5]	**3,270**	**3,110**	**3,528**	**4,186**	**4,141**	**3,112**

[1] Sales defined as new contracts and extra premiums on existing contracts
[2] The reported actual outcome of contracts signed can be placed in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist of extensions of contracts as well as cancellations. However, the actual income and administrative expenses are included in full in the operating result.
[3] Deferred acquisition costs are capitalised in the accounts and depreciated according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and depreciation during the period.
[4] Assumed unit growth is 6 per cent, i e 1.5 per cent per quarter. Actual growth resulted in negative financial effects.
[5] Estimated surplus value according to the above is not included in the statutory balance sheet. Capitalised acquisition costs (SEK 1 476 M by 31 Dec 2002) are not included in the balance.

Gamla och Nya Livförsäkringsaktiebolaget SEB Trygg Liv

Both Gamla and Nya Livförsäkringsaktiebolaget SEB Trygg Liv are operated according to mutual principles and are not consolidated with the SEB Trygg Liv Holding Group. This means that the group takes no risk with respect to changes in values in these investment portfolios.

Gamla Livförsäkringsaktiebolaget is closed for new business. Nya Livförsäkringsaktiebolaget was founded in 1997 and is open for new business. Nya Livförsäkringsaktiebolaget has grown strongly as a result of the increased demand for traditional insurance due to the prevailing market situation. Therefore, in June 2002 the capital base of Nya Livförsäkringsaktiebolaget was increased by SEK 100 M in share capital and SEK 230 M in the form of subordinated debt. As announced in the third quarter report a supplementary capital injection was made in November by SEK 200 M in share capital.

File No. 82-3637

As per 31 December 2002	Gamla Liv	Nya Liv
Number of policyholders (the whole company)	546,000	60,000
Number of insured persons (the whole company)	616,000	113,000
Assets under management, SEK bn	157,3	8,1
Premium income, SEK M	3,314	1,611
Collective consolidation ratio[1], per cent	88	94
Bonus rate, per cent	1	1
Solvency ratio[2], per cent	149	108
Capital base, SEK M	46,126	711
Required solvency margin	4,044	411
Solvency quota[3]	11,4	1,7
Total return, per cent	-7,5	-1,9
Share of equities in investment portfolio, per cent	35	0
Share of fixed income, per cent	55	100
Share of real estate, per cent	10	0

[1] The collective consolidation ratio shows the company's assets in relation to its commitments to policyholders. The commitments include both guaranteed and not-guaranteed values. According to the companies' consolidation policy the target for the collective consolidation ratio is 105-115 per cent. If the ratio goes below or beyond the interval measures should be taken to reach the target within 36 months.
[2] The company's net assets (incl. share capital and subordinated debts) in relation to the guaranteed commitments in the form of technical provisions.
[3] Quota capital base/required solvency margin.

Appendix 2 Credit Exposure

Credit exposure by industry, SEK billion
(before provisions for possible credit losses)

	Total			
	2002	%	2001	%
Banks [1]	194.8	19.4%	181.8	19.1%
Corporates	326.7	32.7%	334.0	34.9%
Finance and insurance	41.2	4.1%	48.8	5.2%
Trade, hotels and restaurants	35.9	3.6%	37.3	3.9%
Transportation	30.2	3.0%	33.3	3.5%
Other service sectors	42.8	4.3%	42.4	4.4%
Construction	11.0	1.1%	10.9	1.1%
Manufacturing	84.9	8.5%	89.3	9.3%
Other	80.7	8.1%	72.0	7.5%
Property management	123.0	12.3%	116.5	12.2%
Public administration	127.3	12.7%	106.5	11.2%
Households	228.3	22.9%	216.0	22.6%
Housing loans [2]	155.6	15.6%	145.5	15.2%
Other loans	72.7	7.3%	70.5	7.4%
Total credit portfolio	1000.1	100%	954.8	100%
Repos	108.8		105.1	
Credit institutions	42.7		52.5	
General public	66.1		52.6	

1) Including National Debt Office
2) Excluding first mortgage loans through the Baltic subsidiaries of the Bank which are shown under Other loans

Credit Exposure*, Emerging Markets, SEK Bn

Emerging Markets	2002-12-31	2001-12-31
Asia	**4.2**	**3.3**
China	1.2	0.6
South Korea	0.8	0.2
Latin America	**2.5**	**4.0**
Brazil	0.9	2.2
Mexico	0.7	0.7
Argentina	0.2	0.3
Eastern and Central Europe	**1.8**	**1.7**
Russia	0.4	0.7
Africa and Middle East	**2.5**	**2.7**
Iran	0.8	0.4
Turkey	0.4	0.8
Total - gross	**11.0**	**11.7**
Provision	1.2	2.0
Total - net	**9.8**	**9.7**

* Exposure on the domestic market for the Baltic subsidiary banks has been excluded from the table

Appendix 3 Risk and capital management

In order to ensure the best possible use of the capital of the Group and to evaluate profitability in the various divisions SEB uses a control model that is based upon economic capital, Capital at Risk (CAR). CAR represents an assessment of the risk for unexpected losses that the operations of the Group imply at each given point in time. It is based upon statistical probability calculations of the Group's various types of risk; i.e. credit, market, insurance, operational and business risks. CAR is well in line with the forthcoming changes of the capital adequacy rules. When allocating capital to the divisions, CAR, like the capital requirement for risk-weighted assets, are important parameters. When calculating the return on capital of the divisions their respective results, after an assumed tax rate of 28 per cent, are put in relation to the allocated capital.

The risk level for each type of risk, without considering diversification effects, as well as the Group's total CAR, are summarised in the following table (SEK billion):

	31 Dec 2002	31 Dec 2001
Market risk	5	5
Credit risk	32	34
Insurance risk	5	6
Operational and business risk	8	8
Diversification	-13	-14
Total CAR	37	39

It is our experience that the total risk level of the Group is stable at this level over time.

The Group's risk taking in trading operations is measured by so-called value at risk, VaR. The Group has chosen a level of 99 per cent probability and a ten-day period. The following table shows the risk by risk type (SEK M).

	Min	Max	31 December 2002	2002 average	2001 average
Interest risk	41	186	74	91	126
Currency risk	3	93	33	24	26
Equity risk	2	65	4	16	15
Diversification			-58	-38	-34
Total	**40**	**221**	**53**	**93**	**133**

Due to reduced interest positions and a lower volatility the average VaR has decreased since 2001. An increase of the market interest rates with one percentage point would, as per year-end, have implied a value decrease of the Group's interest bearing assets and liabilities, including derivatives, by SEK 2,500 M (2,200).

During the year SEB has continued to take an active part in the work concerning an analysis of, and consultation process to, the proposals regarding amendments to the capital adequacy rules made by the Basle Committee and the EU Commission. The Group has also participated in the third Quantitative Impact Study that the Basle Committee implemented for the purpose of evaluating the effects of the new rules. This work has provided a good insight into expected amendments. The SEB Group will keep a regular watch over the framing of the new rules and take the capital situation of the Group into consideration in order to be prepared for the entrance into effect of the new rules. The new rules will lead to changes in e.g. customer relationship and systems support. Within the Group, each division is responsible for managing the necessary related actions. A central co-ordination ensures that all projects and activities are synchronised.

File No. 82-3637

Appendix 4 Capital base for the SEB Financial Group of undertakings

	Dec 2002		Dec 2001
Shareholders' equity in the balance sheet	45 696		44 292
./. Estimated dividend	-2 818		-2 818
./. Deduction from the financial group of undertakings	-1 277	1)	-1 139
= Shareholders' equity in the capital adequacy	**41 601**		**40 334**
Core capital contribution	1 830		1 861
Minority interest	1 844		1 239
./. Goodwill	-5 588	2)	-4 775
./. Other			
= Core capital (tier 1)	**39 687**		**38 660**
Dated subordinated debt	13 231		11 146
./. Deduction for remaining maturity	-1 451		-3 150
Perpetual subordinated debt	10 504		16 869
= Supplementary capital (tier 2)	**22 284**		**24 864**
./. Deductions for investments in insurance companies	-8 787	3)	-8 610
./. Deductions for other investments outside the financial group of undertakings	-460		-543
= Capital base	**52 724**		**54 370**

Note:
The deduction (1) from shareholders' equity in the consolidated balance sheet consists mainly of non-restricted equity in subsidiaries (insurance companies) that are not consolidated in the financial group of undertakings.

The minority interest and goodwill that is included in the capital base differ from the amounts stated in the balance sheet due to the inclusion of companies in the capital adequacy calculation that are not consolidated in the Group's balance sheet.

Goodwill in (2) includes only goodwill from acquisitions of companies in the financial group of undertakings, i.e. not insurance companies. Goodwill related to insurance acquisitions (SEK 6 138 M) is reflected in the deduction of investments in insurance companies from the capital base (3).

The SEB Group
Accounting principles as of January 2002

SEK M	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Q 4 2001	Q 3 2001	Q 2 2001	Q 1 2001	Accum Full year 2002	Accum Full year 2001
Net interest income	3 543	3 405	3 430	3 341	3 498	3 300	3 154	3 059	13 719	13 011
Net commission income	2 459	2 333	2 601	2 582	2 901	2 517	2 864	2 904	9 975	11 186
Net result of financial transactions	654	449	652	654	691	769	544	983	2 409	2 987
Other income	273	220	311	471	328	298	372	1 017	1 275	2 015
Total income	**6 929**	**6 407**	**6 994**	**7 048**	**7 418**	**6 884**	**6 934**	**7 963**	**27 378**	**29 199**
Staff costs	-2 733	-2 800	-2 865	-2 899	-2 963	-2 870	-3 061	-2 902	-11 297	-11 796
Pension compensation	189	192	273	294	236	237	231	298	948	1 002
Other operating costs	-1 778	-1 665	-1 733	-1 747	-2 176	-1 941	-2 028	-2 137	-6 923	-8 282
Amortisation of goodwill	-137	-137	-135	-135	-150	-136	-134	-133	-544	-553
Depreciation and write-downs	-232	-222	-246	-233	-262	-278	-274	-270	-933	-1 084
Merger and restructuring costs			-109	-91	-358	-233	-70		-200	-661
Total costs	**-4 691**	**-4 632**	**-4 815**	**-4 811**	**-5 673**	**-5 221**	**-5 336**	**-5 144**	**-18 949**	**-21 374**
Net credit losses etc *	-278	-181	-180	-189	-206	-141	-66	-134	-828	-547
Write-downs of financial fixed assets	-20		-9		-20	-1		-48	-29	-69
Net result from associated companies	-75	-21		-8	-38	-6	22	2	-104	-20
Operating result from insurance operations	10	-22	-20	-24	-34	-54	-98	150	-56	-36
Operating result	**1 875**	**1 551**	**1 970**	**2 016**	**1 447**	**1 461**	**1 456**	**2 789**	**7 412**	**7 153**

* including change in value of seized assets

The SEB Group
Previous accounting principles

SEK M	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Q 4 2001	Q 3 2001	Q 2 2001	Q 1 2001	Accum Full year 2002	Accum Full year 2001
Net interest income	3 542	3 405	3 430	3 342	3 507	3 312	3 164	3 070	13 719	13 053
Net commission income	2 536	2 426	2 697	2 694	2 996	2 622	2 965	2 993	10 353	11 576
Net result of financial transactions	654	449	652	654	693	762	534	975	2 409	2 964
Other income	421	379	475	652	505	446	521	1 155	1 927	2 627
Total income	**7 153**	**6 659**	**7 254**	**7 342**	**7 701**	**7 142**	**7 184**	**8 193**	**28 408**	**30 220**
Staff costs	-2 872	-2 919	-2 973	-3 038	-3 096	-3 021	-3 200	-3 036	-11 802	-12 353
Pension compensation	189	192	273	294	236	237	231	298	948	1 002
Other operating costs	-1 856	-1 774	-1 844	-1 873	-2 233	-2 080	-2 181	-2 269	-7 347	-8 763
Amortisation of goodwill	-183	-182	-179	-180	-196	-180	-179	-178	-724	-733
Depreciation and write-downs	-239	-230	-254	-241	-270	-287	-282	-277	-964	-1 116
Merger and restructuring costs			-109	-91	-413	-233	-70		-200	-716
Total costs	**-4 961**	**-4 913**	**-5 086**	**-5 129**	**-5 972**	**-5 564**	**-5 681**	**-5 462**	**-20 089**	**-22 679**
Net credit losses etc *	-278	-181	-180	-189	-206	-141	-66	-134	-828	-547
Write-downs of financial fixed assets	-20		-9		-20	-1		-48	-29	-69
Net result from associated companies	-75	-25	-4	-14	-34	-11	17	-1	-118	-29
Operating result from insurance operations	56	11	-5	6	-22	36	2	241	68	257
Operating result	**1 875**	**1 551**	**1 970**	**2 016**	**1 447**	**1 461**	**1 456**	**2 789**	**7 412**	**7 153**

* including change in value of seized assets

File No. 82-3637

The SEB Group - Bridge
present - previous accounting
of life insurance business

SEK M	Q4 2002 Present accounting	SEB Trygg Liv	Elimination[1]	Goodwill and other	Previous accounting	Q3 2002 Present accounting	SEB Trygg Liv	Elimination[1]	Goodwill and other	Previous accounting	Q2 2002 Present accounting	SEB Trygg Liv	Elimination[1]	Goodwill and other	Previous accounting	Q1 2002 Present accounting	SEB Trygg Liv	Elimination[1]	Goodwill and other	Previous accounting
Net interest income	3 543	10		-11	3 542	3 405	12		-12	3 405	3 430	12		-12	3 430	3 341	11		-10	3 342
Net commission income	2 459	12	65		2 536	2 333	11	82		2 426	2 601	12	84		2 697	2 582	13	99		2 694
Net result of financial transactions	654				654	449				449	652				652	654				654
Other income	271	317	-170	1	421	220	302	-151	8	379	311	332	-180	12	475	471	364	-190	7	652
Total income	**6 929**	**339**	**-105**	**-10**	**7 153**	**6 407**	**325**	**-69**	**-4**	**6 659**	**6 994**	**356**	**-96**		**7 254**	**7 048**	**388**	**-91**	**-3**	**7 342**
Staff costs	-2 733	-143	4		-2 872	-2 800	-122	3		-2 919	-2 865	-111	3		-2 973	-2 899	-142	3		-3 038
Pension compensation	189				189	192				192	273				273	294				294
Other operating costs	-1 778	-179	101		-1 856	-1 665	-175	66		-1 774	-1 733	-204	94	-1	-1 844	-1 747	-214	88		-1 873
Amortisation of goodwill	-137	-9		-37	-183	-137	-8		-37	-182	-135	-8		-36	-179	-135	-8		-37	-180
Depreciation and write-downs	-232	-7			-239	-222	-8			-230	-246	-8			-254	-233	-8			-241
Merger and restructuring costs											-109				-109	-91				-91
Total costs	**-4 691**	**-338**	**105**	**-37**	**-4 961**	**-4 632**	**-313**	**69**	**-37**	**-4 913**	**-4 815**	**-331**	**97**	**-37**	**-5 086**	**-4 811**	**-372**	**91**	**-37**	**-5 129**
Net credit losses etc *	-278				-278	-181				-181	-180				-180	-189				-189
Write-downs of financial fixed assets	-20				-20						-9				-9					
Net result from associated companies	-75				-75	-21	-4			-25		-4			-4	-8	-6			-14
Operating result from insurance operations	10	-1		47	56	-22	-8		41	11	-20	-21	-1	37	-5	-24	-10		40	6
Operating result	**1 875**				**1 875**	**1 551**				**1 551**	**1 970**				**1 970**	**2 010**				**2 010**

* incl ch'ge in value of seized assets
[1] Elimin of intra group transactions

File No. 82-3637

The SEB Group - Bridge
present - previous accounting of life insurance business

SEK M	Q4 2001 Present accounting	Q4 2001 SEB Trygg Liv	Q4 2001 Elimination[1]	Q4 2001 Goodwill and other	Q4 2001 Previous accounting	Q3 2001 Present accounting	Q3 2001 SEB Trygg Liv	Q3 2001 Elimination[1]	Q3 2001 Goodwill and other	Q3 2001 Previous accounting	Q2 2001 Present accounting	Q2 2001 SEB Trygg Liv	Q2 2001 Elimination[1]	Q2 2001 Goodwill and other	Q2 2001 Previous accounting	Q1 2001 Present accounting	Q1 2001 SEB Trygg Liv	Q1 2001 Elimination[1]	Q1 2001 Goodwill and other	Q1 2001 Previous accounting
Net interest income	3 498	19		-10	3 507	3 300	36		-24	3 312	3 154	20	-2	-8	3 164	3 059	19	1	-9	3 070
Net commission income	2 901	12	95	-12	2 996	2 517	5	106	-6	2 622	2 864	18	100	-17	2 965	2 904	12	89	-12	2 993
Net result of financial transactions	691	-4	6		693	769	-1	-6		762	544	-11	1		534	983	-7	-1		975
Other income	328	354	-199	22	505	298	331	-183		446	372	343	-194		521	1 017	347	-209		1 155
Total income	**7 418**	**381**	**-98**		**7 701**	**6 884**	**371**	**-83**	**-30**	**7 142**	**6 934**	**370**	**-95**	**-25**	**7 184**	**7 963**	**371**	**-120**	**-21**	**8 193**
Staff costs	-2 963	-138	5		-3 096	-2 870	-154	3		-3 021	-3 061	-141	2		-3 200	-2 902	-138	3	1	-3 036
Pension compensation	236				236	237				237	231				231	298				298
Other operating costs	-2 176	-154	93	4	-2 233	-1 941	-219	80		-2 080	-2 028	-240	93	-6	-2 181	-2 137	-259	117	10	-2 269
Amortisation of goodwill	-150	-8	-1	-37	-196	-136	-8		-36	-180	-134	-8		-37	-179	-133	-8		-37	-178
Depreciation and write-downs	-262	-9	1		-270	-278	-9			-287	-274	-8			-282	-270	-7			-277
Merger and restructuring costs	-358	-55			-413	-233				-233	-70				-70					
Total costs	**-5 673**	**-364**	**98**	**-33**	**-5 972**	**-5 221**	**-390**	**83**	**-36**	**-5 564**	**-5 336**	**-397**	**95**	**-43**	**-5 681**	**-5 144**	**-412**	**120**	**-26**	**-5 462**
Net credit losses etc *	-206				-206	-141				-141	-66				-66	-134				-134
Write-downs of financial fixed assets	-20				-20	-1				-1						-48				-48
Net result from associated companies	-38	4			-34	-6	-5			-11	22	-5			17	2	-3			-1
Operating result from insurance operations	-34	-21		33	-22	-54	24		66	36	-98	32		68	2	150	44		47	241
Operating result	**1 447**				**1 447**	**1 461**				**1 461**	**1 456**				**1 456**	**2 789**				**2 789**

* incl ch'ge in value of seized assets
[1] Elimin of intra group transactions

The SEB Group - Bridge
present - previous accounting of life insurance business



SEK M	Full year 2002 Present accounting	SEB Trygg Liv	Elimination[1]	Goodwill and other	Previous accounting	Full year 2001 Present accounting	SEB Trygg Liv	Elimination[1]	Goodwill and other	Previous accounting	Full year 2000 New accounting	SEB Trygg Liv	Elimination[1]	Goodwill and other	Previous accounting
Net interest income	13 719	45		-45	13 719	13 011	94	-1	-51	13 053	11 556	119	-1	-58	11 616
Net commission income	9 975	48	330		10 353	11 186	47	390	-47	11 576	13 463	45	383	-45	13 846
Net result of financial transactions	2 409				2 409	2 987	-23			2 964	3 544	9	-1		3 552
Other income	1 275	1 315	-691	28	1 927	2 015	1 375	-785	22	2 627	3 085	1 479	-920		3 644
Total income	**27 378**	**1 408**	**-361**	**-17**	**28 408**	**29 199**	**1 493**	**-396**	**-76**	**30 220**	**31 648**	**1 652**	**-539**	**-103**	**32 658**
Staff costs	-11 297	-518	13		-11 802	-11 796	-571	13	1	-12 353	-12 234	-542	12	3	-12 761
Pension compensation	948				948	1 002				1 002	943				943
Other operating costs	-6 923	-772	349	-1	-7 347	-8 282	-872	383	8	-8 763	-8 345	-954	526	22	-8 751
Amortisation of goodwill	-544	-33		-147	-724	-553	-32	-1	-147	-733	-491	-33		-147	-671
Depreciation and write-downs	-933	-31			-964	-1 084	-33	1		-1 116	-1 065	-28	1		-1 092
Merger and restructuring costs	-200				-200	-661	-55			-716					
Total costs	**-18 949**	**-1 354**	**362**	**-148**	**-20 089**	**-21 374**	**-1 563**	**396**	**-138**	**-22 679**	**-21 192**	**-1 557**	**539**	**-122**	**-22 332**
Net credit losses etc *	-828				-828	-547				-547	-815				-815
Write-downs of financial fixed assets	-29				-29	-69				-69	-75				-75
Net result from associated companies	-104	-14			-118	-20	-9			-29	104	-9			95
Operating result from insurance operations	-56	-40	-1	165	68	-36	79		214	257	73	-86		225	212
Operating result	**7 412**				**7 412**	**7 153**				**7 153**	**9 743**				**9 743**

* incl ch'ge in value of seized assets

[1] Elimin of intra group transactions

File No. 82-3637

Nordic Retail & Private Banking
Total

SEK M	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Q 4 2001	Q 3 2001	Q 2 2001	Q 1 2001	Accum Full year 2002	Accum Full year 2001
Net interest income	1 040	1 047	1 051	1 050	1 088	1 111	1 066	1 063	4 188	4 328
Net commission income	826	711	785	838	956	795	914	980	3 160	3 645
Net result of financial transactions	49	40	33	50	38	53	44	49	172	184
Other income	58	30	71	50	50	40	60	52	209	202
Total income	**1 973**	**1 828**	**1 940**	**1 988**	**2 132**	**1 999**	**2 084**	**2 144**	**7 729**	**8 359**
Staff costs	-665	-736	-709	-763	-744	-751	-790	-670	-2 873	-2 955
Pension compensation	26	145	134	127	81	136	125	119	432	461
Other operating costs	-636	-545	-652	-616	-839	-632	-897	-871	-2 449	-3 239
Depreciation and write-downs	-16	-9	-10	-12	-17	-29	-18	-19	-47	-83
Merger and restructuring costs	-9	-16		-40	-89	-95			-65	-184
Total costs	**-1 300**	**-1 161**	**-1 237**	**-1 304**	**-1 608**	**-1 371**	**-1 580**	**-1 441**	**-5 002**	**-6 000**
Net credit losses etc *	-71	43	-25	-32	-6	19	-42	-40	-85	-69
Intra-group minority interest	-12	-4	-19	-18	-26	-17	-4	-17	-53	-64
Operating result	**590**	**706**	**659**	**634**	**492**	**630**	**458**	**646**	**2 589**	**2 226**

* including change in value of seized assets

File No. 82-3637

Nordic Retail & Private Banking
Retail Banking

SEK M	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Q 4 2001	Q 3 2001	Q 2 2001	Q 1 2001	Accum Full year 2002	Accum Full year 2001
Net interest income	890	894	889	881	900	958	907	917	3 554	3 682
Net commission income	252	195	203	254	307	223	265	312	904	1 107
Net result of financial transactions	27	22	21	27	8	26	23	26	97	83
Other income	24	10	29	13	17	5	15	46	76	83
Total income	**1 193**	**1 121**	**1 142**	**1 175**	**1 232**	**1 212**	**1 210**	**1 301**	**4 631**	**4 955**
Staff costs	-400	-463	-427	-481	-454	-474	-496	-434	-1 771	-1 858
Pension compensation	15	106	96	95	57	95	93	93	312	338
Other operating costs	-431	-340	-391	-388	-487	-406	-564	-574	-1 550	-2 031
Depreciation and write-downs	-9	-3	-3	-6	-17	-11	-9	-10	-21	-47
Merger and restructuring costs	7	13		-40	-93	-49			-20	-142
Total costs	**-818**	**-687**	**-725**	**-820**	**-994**	**-845**	**-976**	**-925**	**-3 050**	**-3 740**
Net credit losses etc *	-39	57	5	-4	28	58	-19	-16	19	51
Operating result	**336**	**491**	**422**	**351**	**266**	**426**	**215**	**360**	**1 600**	**1 266**

* including change in value of seized assets

Nordic Retail & Private Banking
Private Banking

SEK M	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Q 4 2001	Q 3 2001	Q 2 2001	Q 1 2001	Accum Full year 2002	Accum Full year 2001
Net interest income	114	113	134	126	152	118	115	123	487	508
Net commission income	250	230	283	313	332	294	337	375	1 076	1 338
Net result of financial transactions	22	18	12	23	30	27	21	23	75	101
Other income	16	1	22	16	4	13	5	3	55	25
Total income	**402**	**362**	**451**	**478**	**518**	**452**	**478**	**524**	**1 693**	**1 972**
Staff costs	-160	-172	-181	-185	-184	-188	-201	-145	-698	-718
Pension compensation	5	25	21	23	13	24	23	23	74	83
Other operating costs	-96	-110	-145	-127	-234	-110	-173	-180	-478	-697
Depreciation and write-downs	-5	-4	-5	-4	2	-15	-5	-7	-18	-25
Merger and restructuring costs	-4	-29			4	-46			-33	-42
Total costs	**-260**	**-290**	**-310**	**-293**	**-399**	**-335**	**-356**	**-309**	**-1 153**	**-1 399**
Net credit losses etc *	-10		-6		-1	-8	-4	1	-16	-12
Intra-group minority interest	-12	-4	-19	-18	-26	-17	-4	-17	-53	-64
Operating result	**120**	**68**	**116**	**167**	**92**	**92**	**114**	**199**	**471**	**497**

* including change in value of seized assets

File No. 82-3637

Nordic Retail & Private Banking
SEB Kort

SEK M	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Accum Full year 2002	Accum Full year 2001
Net interest income	36	40	28	43	36	35	44	23	147	138
Net commission income	324	286	299	271	317	278	312	293	1 180	1 200
Other income	18	19	20	21	29	22	40	3	78	94
Total income	**378**	**345**	**347**	**335**	**382**	**335**	**396**	**319**	**1 405**	**1 432**
Staff costs	-105	-101	-101	-97	-106	-89	-93	-91	-404	-379
Pension compensation	6	14	17	9	11	17	9	3	46	40
Other operating costs	-109	-95	-116	-101	-118	-116	-160	-117	-421	-511
Depreciation and write-downs	-2	-2	-2	-2	-2	-3	-4	-2	-8	-11
Total costs	**-222**	**-184**	**-202**	**-191**	**-215**	**-191**	**-248**	**-207**	**-799**	**-861**
Net credit losses etc *	-22	-14	-24	-28	-33	-31	-19	-25	-88	-108
Operating result	**134**	**147**	**121**	**116**	**134**	**113**	**129**	**87**	**518**	**463**

* including change in value of seized assets

Corporate & Institutions
Total

SEK M	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Q 4 2001	Q 3 2001	Q 2 2001	Q 1 2001	Accum Full year 2002	Accum Full year 2001
Net interest income	1 097	1 085	1 084	1 075	1 076	972	1 039	920	4 341	4 007
Net commission income	818	870	949	825	1 245	896	1 194	1 096	3 462	4 431
Net result of financial transactions	513	342	493	531	474	593	317	781	1 879	2 165
Other income	83	54	58	97	49	42	23	54	292	168
Total income	**2 511**	**2 351**	**2 584**	**2 528**	**2 844**	**2 503**	**2 573**	**2 851**	**9 974**	**10 771**
Staff costs	-809	-817	-892	-849	-1 027	-854	-984	-897	-3 367	-3 762
Pension compensation	21	66	55	61	41	60	58	59	203	218
Other operating costs	-547	-547	-555	-579	-638	-589	-628	-595	-2 228	-2 450
Amortisation of goodwill	-16	-16	-15	-14	-14	-15	-14	-13	-61	-56
Depreciation and write-downs	-35	-31	-31	-31	-43	-38	-42	-37	-128	-160
Merger and restructuring costs	-49		-18	-31	-35				-98	-35
Total costs	**-1 435**	**-1 345**	**-1 456**	**-1 443**	**-1 716**	**-1 436**	**-1 610**	**-1 483**	**-5 679**	**-6 245**
Net credit losses etc *	-23	-21	-27	-11	8	9	113	19	-82	149
Net result from associated companies			-1	1						
Operating result	**1 053**	**985**	**1 100**	**1 075**	**1 136**	**1 076**	**1 076**	**1 387**	**4 213**	**4 675**

* including change in value of seized assets

Corporate & Institutions
Merchant Banking

SEK M	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Accum Full year 2002	Accum Full year 2001
Net interest income	1 098	1 096	1 097	1 084	1 075	994	986	968	4 375	4 023
Net commission income	511	520	488	413	675	480	577	550	1 932	2 282
Net result of financial transactions	406	346	507	475	394	602	285	660	1 734	1 941
Other income	45	23	31	54	54	36	15	51	153	156
Total income	**2 060**	**1 985**	**2 123**	**2 026**	**2 198**	**2 112**	**1 863**	**2 229**	**8 194**	**8 402**
Staff costs	-597	-631	-629	-625	-695	-642	-622	-603	-2 482	-2 562
Pension compensation	21	66	55	61	41	60	58	59	203	218
Other operating costs	-413	-433	-416	-444	-463	-424	-466	-440	-1 706	-1 793
Depreciation and write-downs	-16	-14	-15	-14	-23	-22	-24	-22	-59	-91
Merger and restructuring costs	1		-18	-31	-11				-48	-11
Total costs	**-1 004**	**-1 012**	**-1 023**	**-1 053**	**-1 151**	**-1 028**	**-1 054**	**-1 006**	**-4 092**	**-4 239**
Net credit losses etc *	-23	-21	-29	-11	8	9	112	14	-84	143
Net result from associated companies			-1	1						
Operating result	**1 033**	**952**	**1 070**	**963**	**1 055**	**1 093**	**921**	**1 237**	**4 018**	**4 306**

* including change in value of seized assets

Corporate & Institutions
Enskilda Securities

SEK M	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Q 4 2001	Q 3 2001	Q 2 2001	Q 1 2001	Accum Full year 2002	Accum Full year 2001
Net interest income	-1	-11	-13	-9	1	-22	53	-48	-34	-16
Net commission income	307	350	461	412	570	416	617	546	1 530	2 149
Net result of financial transactions	107	-4	-14	56	80	-9	32	121	145	224
Other income	38	31	27	43	-5	6	8	3	139	12
Total income	**451**	**366**	**461**	**502**	**646**	**391**	**710**	**622**	**1 780**	**2 369**
Staff costs	-212	-186	-263	-224	-332	-212	-362	-294	-885	-1 200
Other operating costs	-134	-114	-139	-135	-175	-165	-162	-155	-522	-657
Amortisation of goodwill	-16	-16	-15	-14	-14	-15	-14	-13	-61	-56
Depreciation and write-downs	-19	-17	-16	-17	-20	-16	-18	-15	-69	-69
Merger and restructuring costs	-50				-24				-50	-24
Total costs	**-431**	**-333**	**-433**	**-390**	**-565**	**-408**	**-556**	**-477**	**-1 587**	**-2 006**
Net credit losses etc *			2				1	5	2	6
Operating result	**20**	**33**	**30**	**112**	**81**	**-17**	**155**	**150**	**195**	**369**

* including change in value of seized assets

SEB AG Group

Adapted to Swedish Accounting Principles and based on allocated capital

SEK M	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Q 4 2001	Q 3 2001	Q 2 2001	Q 1 2001	Acum Fullyear 2002	Acum Fullyear 2001
Net interest income	1 113	1 030	1 027	1 022	1 167	1 090	1 018	1 091	4 192	4 366
Net commission income	402	394	374	461	372	412	413	370	1 631	1 567
Net result of financial transactions	91	36	70	25	-20	54	45	64	222	143
Other income	21	57	65	155	105	80	92	309	298	586
Total income	**1 627**	**1 517**	**1 536**	**1 663**	**1 624**	**1 636**	**1 568**	**1 834**	**6 343**	**6 662**
Staff costs	-690	-737	-698	-715	-658	-729	-729	-735	-2 840	-2 851
Other operating costs	-458	-452	-462	-465	-556	-521	-470	-496	-1 837	-2 043
Depreciation and write-downs	-77	-73	-88	-79	-93	-93	-98	-93	-317	-377
Total costs	**-1 225**	**-1 262**	**-1 248**	**-1 259**	**-1 307**	**-1 343**	**-1 297**	**-1 324**	**-4 994**	**-5 271**
Net credit losses etc *	-178	-156	-98	-98	-130	-126	-116	-111	-530	-483
Write-downs of financial fixed assets	5		-5		-2					-2
Net result from associated companies	-37	-8	18	18	27	21	7	20	-9	75
Operating result	**192**	**91**	**203**	**324**	**212**	**188**	**162**	**419**	**810**	**981**

* including change in value of seized assets

File No. 82-3637

Division SEB Germany (German Retail & Mortgage Banking as of January 2003)

SEK M	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Accum Full year 2002	Accum Full year 2001
Net interest income	1 046	971	966	961	1 103	1 026	963	1 027	3 944	4 119
Net commission income	346	333	326	412	308	364	346	347	1 417	1 365
Net result of financial transactions	67	5	44	6	-8	29	67	13	122	101
Other income	21	54	65	155	103	71	101	276	295	551
Total income	**1 480**	**1 363**	**1 401**	**1 534**	**1 506**	**1 490**	**1 477**	**1 663**	**5 778**	**6 136**
Staff costs	-642	-696	-661	-672	-606	-674	-691	-680	-2 671	-2 651
Other operating costs	-402	-392	-396	-403	-502	-460	-407	-447	-1 593	-1 816
Depreciation and write-downs	-76	-73	-86	-79	-91	-91	-95	-92	-314	-369
Total costs	**-1 120**	**-1 161**	**-1 143**	**-1 154**	**-1 199**	**-1 225**	**-1 193**	**-1 219**	**-4 578**	**-4 836**
Net credit losses etc *	-177	-156	-98	-98	-130	-136	-112	-100	-529	-478
Write-downs of financial fixed assets	5		-5		-2					-2
Net result from associated companies	-37	-8	18	18	27	21	7	20	-9	75
Operating result	**151**	**38**	**173**	**300**	**202**	**150**	**179**	**364**	**662**	**895**

* including change in value of seized assets

SEB Asset Management

SEK M	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Accum Full year 2002	Accum Full year 2001
Net interest income	24	19	18	20	23	24	23	30	81	100
Net commission income	281	264	328	326	383	351	370	402	1 199	1 506
Net result of financial transactions	-1	5	2	2	6	2	5	1	8	14
Other income	1	3	-2	4	2	8		1	6	11
Total income	**305**	**291**	**346**	**352**	**414**	**385**	**398**	**434**	**1 294**	**1 631**
Staff costs	-123	-117	-118	-117	-129	-148	-155	-135	-475	-567
Pension compensation	4	11	11	13	6	13	14	13	39	46
Other operating costs	-89	-73	-80	-86	-113	-104	-104	-111	-328	-432
Amortisation of goodwill	-3	-1	-2	-2	13	-16	-3	-2	-8	-8
Depreciation and write-downs	-4	-6	-5	-6	-4	-7	-5	-7	-21	-23
Merger and restructuring costs	-1		-7		-35	-19			-8	-54
Total costs	**-216**	**-186**	**-201**	**-198**	**-262**	**-281**	**-253**	**-242**	**-801**	**-1 038**
Operating result	**89**	**105**	**145**	**154**	**152**	**104**	**145**	**192**	**493**	**593**

File No. 82-3637

SEB Baltic & Poland

SEK M	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Accum Full year 2002	Accum Full year 2001
Net interest income	349	349	345	334	352	311	253	267	1 377	1 183
Net commission income	149	154	153	133	161	164	147	124	589	596
Net result of financial transactions	43	85	47	56	57	16	53	71	231	197
Other income	30	9	15	12	9	33	27	66	66	135
Total income	**571**	**597**	**560**	**535**	**579**	**524**	**480**	**528**	**2 263**	**2 111**
Staff costs	-171	-176	-180	-179	-176	-169	-166	-162	-706	-673
Pension compensation		1		1		1		1	2	2
Other operating costs	-133	-108	-108	-103	-132	-121	-102	-96	-452	-451
Amortisation of goodwill	-12	-13	-12	-12	-13	-12	-13	-11	-49	-49
Depreciation and write-downs	-53	-54	-56	-55	-56	-55	-53	-53	-218	-217
Total costs	**-369**	**-350**	**-356**	**-348**	**-377**	**-356**	**-334**	**-321**	**-1 423**	**-1 388**
Net credit losses etc *	-9	-49	-31	-49	-31	-35	-36	-31	-138	-133
Write-downs of financial fixed assets	-7				-18	-1	-1	-47	-7	-67
Net result from associated companies	-16	-2	7		-23		24	1	-11	2
Operating result from insurance operations	1	8	13	6	22				28	22
Operating result	**171**	**204**	**193**	**144**	**152**	**132**	**133**	**130**	**712**	**547**

* including change in value of seized assets

File No. 82-3637

SEB Trygg Liv
Accounting principles as of January 2002

SEK M	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Accum Full year 2002	Accum Full year 2001
Administration traditional life insurance	104	100	91	103	100	94	93	91	398	378
Unit-linked insurance	190	187	215	241	243	213	250	243	833	949
Risk operations and other	45	38	50	44	38	64	27	37	177	166
Total income	**339**	**325**	**356**	**388**	**381**	**371**	**370**	**371**	**1 408**	**1 493**
Operating expenses	-362	-303	-310	-403	-463	-382	-414	-444	-1 378	-1 703
Capitalisation of acquisition costs	35	11	3	54	102	24	46	59	103	231
Goodwill and other costs	-11	-21	-24	-23	-3	-32	-29	-27	-79	-91
Total costs	**-338**	**-313**	**-331**	**-372**	**-364**	**-390**	**-397**	**-412**	**-1 354**	**-1 563**
Net result from associated companies		-4	-4	-6	4	-5	-5	-3	-14	-9
Operating result	**1**	**8**	**21**	**10**	**21**	**-24**	**-32**	**-44**	**40**	**-79**
Change in surplus values	196	472	396	239	220	423	205	393	1 303	1 241
Total result	**197**	**480**	**417**	**249**	**241**	**399**	**173**	**349**	**1 343**	**1 162**
Change in assumptions	-447				620				-447	620
Financial effects due to short term fluctuations	411	-890	-1 054	-194	189	-903	159	-644	-1 727	-1 199
Total result net	**161**	**-410**	**-637**	**55**	**1 050**	**-504**	**332**	**-295**	**-831**	**583**

File No. 82-3637

Other and eliminations

SEK M	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Q 4 2001	Q 3 2001	Q 2 2001	Q 1 2001	Accum Full year 2002	Accum Full year 2001
Net interest income	-13	-66	-34	-99	-144	-144	-190	-248	-212	-726
Net commission income	39	1	60	48	-152	-53	-107	-45	148	-357
Net result of financial transactions	-17	-28	33	9	124	76	58	68	-3	326
Other income	80	70	104	153	115	104	161	568	407	948
Total income	**89**	**-23**	**163**	**111**	**-57**	**-17**	**-78**	**343**	**340**	**191**
Staff costs	-323	-258	-305	-319	-281	-274	-275	-358	-1 205	-1 188
Pension compensation	138	-31	73	92	108	27	34	106	272	275
Other operating costs	29		58	40	48	-35	110	-17	127	106
Amortisation of goodwill	-106	-107	-106	-107	-136	-93	-104	-107	-426	-440
Depreciation and write-downs	-48	-49	-58	-50	-51	-58	-61	-62	-205	-232
Merger and restructuring costs	59	16	-84	-20	-199	-119	-70		-29	-388
Total costs	**-251**	**-429**	**-422**	**-364**	**-511**	**-552**	**-366**	**-438**	**-1 466**	**-1 867**
Net credit losses etc *	2	2	1	1	-47	2	11	18	6	-16
Write-downs of financial fixed assets	-18		-4				1	-1	-22	
Net result from associated companies	-10	-7	-5	-9	-16	-10	-5	-2	-31	-33
Operating result from insurance operations	8	-38	-54	-40	-77	-30	-66	194	-124	21
Operating result	**-180**	**-495**	**-321**	**-301**	**-708**	**-607**	**-503**	**114**	**-1 297**	**-1 704**

* including change in value of seized assets

The SEB Group
Net commission income

SEK M	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Q 4 2001	Q 3 2001	Q 2 2001	Q 1 2001	Accum Full year 2002	Accum full year 2001
Issue of securities	21	90	125	36	108	145	130	49	272	432
Advisory	81	144	73	55	144	52	207	89	353	492
Secondary market shares	368	331	430	434	513	419	541	662	1 563	2 135
Secondary market other	59	44	58	52	68	39	34	47	213	188
Derivatives	57	40	32	46	55	36	10	79	175	180
Custody and mutual fund	540	545	658	680	691	628	708	789	2 423	2 816
Payment fees	268	262	253	278	282	270	259	283	1 061	1 094
Card fees	484	447	476	441	471	445	479	445	1 848	1 840
Lending	155	141	123	74	74	96	116	105	493	391
Deposits	16	18	16	16	19	15	17	16	66	67
Guarantees	31	31	34	34	33	31	40	31	130	135
Other	192	86	158	218	305	118	115	219	654	757
SEB AG and The Baltic	648	617	607	652	616	636	658	602	2 524	2 512
Commission income	**2 920**	**2 796**	**3 043**	**3 016**	**3 379**	**2 930**	**3 314**	**3 416**	**11 775**	**13 039**
Securities	- 43	- 29	- 39	- 39	- 59	- 38	- 26	- 102	- 150	- 225
Payments	- 231	- 241	- 245	- 252	- 250	- 252	- 233	- 246	- 969	- 981
Other	- 86	- 118	- 74	- 85	- 126	- 63	- 88	- 58	- 363	- 335
SEB AG and The Baltic	- 101	- 75	- 84	- 58	- 43	- 60	- 103	- 106	- 318	- 312
Commission costs	**- 461**	**- 463**	**- 442**	**- 434**	**- 478**	**- 413**	**- 450**	**- 512**	**-1 800**	**-1 853**
Securities	945	981	1 232	1 163	1 321	1 193	1 387	1 445	4 321	5 346
Payments	521	468	484	467	503	463	505	482	1 940	1 953
Other	446	342	362	358	504	285	417	481	1 508	1 687
SEB AG and The Baltic	547	542	523	594	573	576	555	496	2 206	2 200
Net commission income	**2 459**	**2 333**	**2 601**	**2 582**	**2 901**	**2 517**	**2 864**	**2 904**	**9 975**	**11 186**

File No. 82-3637

The SEB Group
Net result of financial transactions

SEK M	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Q 4 2001	Q 3 2001	Q 2 2001	Q 1 2001	Acum Full year 2002	Acum Full year 2001
Skandinaviska Enskilda Banken	288	75	97	140	237	330	33	469	600	1 069
Enskilda Securities	103	1	-14	51	85	-12	32	121	141	226
SEB AG *	59	28	47		-34	42	19	49	134	76
Baltics and other	42	17	-14	15	11	-3	72	-8	60	72
Realized and unrealized	**492**	**121**	**116**	**206**	**299**	**357**	**156**	**631**	**935**	**1 443**
Fx trading / exchange rate changes	178	330	454	448	385	411	388	352	1 410	1 536
Redemptions of bonds	-16	-2	82		7	1			64	8
Net result of financial transactions	**654**	**449**	**652**	**654**	**691**	**769**	**544**	**983**	**2 409**	**2 987**

* Includes redemption of bonds

The SEB Group
One-offs items



SEK M	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Accum Full year 2002	Accum Full year 2001
Net result of financial transactions										
Gain on sale of Brady bonds										
Other income										
Gain on sale of Deutsche Börse								248		248
Gain on sale of OM Group								512		512
Gain on sale of Svensk Exportkredit										
Gain on sale of Enskilda Securities										
Gain on sale of office properties										
Gain on sale of loan portfolio										
Other capital gains										
								760		760
Total income								760		760
Staff costs, repayment SPP										
Merger and restructuring costs			-109	-91	-358	-233	-70		-200	-661
Total costs			-109	-91	-358	-233	-70		-200	-661
Operating result from insurance operations										
Merger and restructuring costs					-55					-55
Gain on sale of office properties										
Gain on sale of bonds								126		126
					-55			126		71
Result of one-off items			-109	-91	-413	-233	-70	886	-200	170

SEB Group

Statutory Profit and Loss Account - SEB Group

SEK M	Oct-Dec 2002	Oct-Dec 2001	Change, per cent	Jan-Dec 2002	Jan-Dec 2001	Change, per cent
Income						
Interest income	*13 184*	*12 423*	*6*	*49 094*	*53 616*	*-8*
Interest costs	*-9 641*	*-8 925*	*8*	*-35 375*	*-40 605*	*-13*
Net interest income	3 543	3 498	1	13 719	13 011	5
Dividends received	34	10		86	95	-9
Commission income	*2 920*	*3 379*	*-14*	*11 775*	*13 039*	*-10*
Commission costs	*- 461*	*- 478*	*-4*	*-1 800*	*-1 853*	*-3*
Net commission income [1]	2 459	2 901	-15	9 975	11 186	-11
Net result of financial transactions [2]	654	691	-5	2 409	2 987	-19
Other operating income	239	318	-25	1 189	1 920	-38
Income from banking operations	**6 929**	**7 418**	**-7**	**27 378**	**29 199**	**-6**
Costs						
Staff costs	-2 733	-2 963	-8	-11 297	-11 796	-4
Other administrative and operating costs	-1 778	-2 176	-18	-6 923	-8 282	-16
Depreciation and write-downs of tangible and intangible fixed assets	- 369	- 412	-10	-1 477	-1 637	-10
Merger & Restructuring costs		- 358	-100	- 200	- 661	-70
Costs from banking operations	**-4 880**	**-5 909**	**-17**	**-19 897**	**-22 376**	**-11**
Profit/loss from banking operations before credit losses	**2 049**	**1 509**	**36**	**7 481**	**6 823**	**10**
Net credit losses [3]	- 267	- 206	30	- 819	- 549	49
Change in value of seized assets	- 11			- 9	2	
Write-downs of financial fixed assets	- 20	- 20		- 29	- 69	-58
Net result from associated companies	- 75	- 38	97	- 104	- 20	
Operating profit from banking operations	**1 676**	**1 245**	**35**	**6 520**	**6 187**	**5**
Operating profit from insurance operations [4]	10	- 34	-129	- 56	- 36	56
Operating profit	**1 686**	**1 211**	**39**	**6 464**	**6 151**	**5**
Pension compensation	189	236	-20	948	1 002	-5
Profit before tax and minority interest	**1 875**	**1 447**	**30**	**7 412**	**7 153**	**4**
Current tax	- 112	- 73	53	-1 215	-1 229	-1
Deferred tax	- 273	- 165	65	- 842	- 829	2
Minority interests	1	12	-92	- 37	- 44	-16
Net profit for the year *	**1 491**	**1 221**	**22**	**5 318**	**5 051**	**5**
* Earnings per share (weighted), SEK	2.14	1.73		7.60	7.17	
Weighted number of shares	698	705		700	705	

File No. 82-3637

1) Commission income - SEB Group

SEK M	Oct-Dec 2002	Oct-Dec 2001	Change, per cent	Jan-Dec 2002	Jan-Dec 2001	Change, per cent
Payment commissions	696	681	2	2 627	2 638	0
Securities commissions	1 093	1 552	-30	5 053	6 152	-18
Other commissions	670	668	0	2 295	2 396	-4
Net commission income	**2 459**	**2 901**	**-15**	**9 975**	**11 186**	**-11**

2) Net result of financial transactions - SEB Group

SEK M	Oct-Dec 2002	Oct-Dec 2001	Change, per cent	Jan-Dec 2002	Jan-Dec 2001	Change, per cent
Shares/participations	355	69		275	1 728	-84
Interest-bearing securities	174	238	-27	666	975	-32
Other financial instruments	- 371	- 343		- 200	-1 155	
Realised result	158	- 36		741	1 548	-52
Shares/participations	133	526	-75	- 96	411	-123
Interest-bearing securities	550	- 243		696	- 322	
Other financial instruments	- 498	52		- 567	- 194	
Unrealised value changes	185	335		33	- 105	-131
Fx trading/Exchange rate changes	177	385	-54	1 409	1 536	-8
Redemption of bonds	134	7		226	8	
Net result of financial transactions	**654**	**691**	**-5**	**2 409**	**2 987**	**-19**

File No. 82-3637

3) Net credit losses - SEB Group

SEK M	Oct-Dec 2002	2001	Change, per cent	Jan-Dec 2002	2001	Change, per cent
Specific provision for individually appraised receivables:						
Reported write-down, incurred losses	- 449	- 923	-51	-1 845	-2 691	-31
Reversal of previous provisions for probable losses, reported as incurred losses in current years accounts	241	648	-63	1 155	2 014	-43
Reported provision for probable losses	- 591	- 573	3	-1 240	-1 411	-12
Recovered from losses incurred in previous	126	210	-40	415	573	-28
Reversal of previous provisions for probable losses	180	447	-60	564	949	-41
Net cost	- 493	- 191	158	- 951	- 566	68
Group provision for individually appraised receivables:						
Allocation to/withdrawal from reserve	- 25			- 25		
Provisions for receivables appraised by category:						
Reported write-down, incurred losses	- 37	- 35	6	- 130	- 114	14
Reported provision for possible losses	1	- 5	-120		- 22	-100
Recovered from losses incurred in previous years	8	7	14	36	28	29
Withdrawal from reserve for lending losses	5			5		
Reported net cost for receivables appraised by category	- 23	- 33	-30	- 89	- 108	-18
Transfer risk reserve:						
Allocation to/withdrawal from reserve	160	- 7		161	74	118
Contingent liabilities:						
Allocation to/withdrawal from reserve	114	25		85	51	67
Net credit losses	**- 267**	**- 206**	**30**	**- 819**	**- 549**	**49**

4) Operating profit from insurance operations - SEB Group

SEK M	Oct-Dec 2002	2001	Change, per cent	Jan-Dec 2002	2001	Change, per cent
Non-life operations	56	- 22		68	257	-74
Life operations	- 46	- 12		- 124	- 293	-58
Operating profit from insurance operations	**10**	**- 34**	**-129**	**- 56**	**- 36**	**56**

Derivative contracts - SEB Group

31 December 2002	Contracts on the asset side		Contracts on the liability side	
SEK M	Book value	Market value	Book value	Market value
Interest-related	28 984	29 675	30 519	30 856
Currency-related	65 313	65 686	67 294	67 335
Equity-related	2 889	2 889	2 262	2 262
Other				
Total	**97 186**	**98 250**	**100 075**	**100 453**

On 31 December 2002 the nominal value of the Group's derivatives contracts amounted to SEK 5 066 billion (SEK 5 217 billion on 31 December 2001).

The book value of derivatives'instruments forming part of trading operations is identical with the market value.

Those deviations between actual and book values which are reported in the above table are matched by opposite deviations between market and book values in the part of the Group's operations which is the object of hedge accounting.

Memorandum items - SEB Group

SEK M	31 December 2002	31 December 2001
Collateral and comparable security pledged for own liabilities	119 002	139 418
Other pledged assets and comparable collateral	69 498	70 896
Contingent liabilities	48 690	50 334
Commitments	179 039	140 641

File No. 82-3637

Balance sheet - SEB Group

SEK M	31 December 2002	31 December 2001
Lending to credit institutions	150 380	175 380
Lending to the public	680 206	634 995
Interest-bearing securities	195 979	153 033
- Financial fixed assets	*3 759*	*4 094*
- Financial current assets	*192 220*	*148 939*
Shares and participations	10 648	10 227
Assets used in the insurance operations	52 318	66 459
Other assets	151 581	123 221
Total assets	**1 241 112**	**1 163 315**
Liabilities to credit institutions	234 289	221 686
Deposits and borrowing from the public	499 542	465 243
Securities issued, etc.	205 156	194 682
Liabilities of the insurance operations	50 163	64 111
Other liabilities and provisions	180 940	143 293
Subordinated liabilities	25 326	30 008
Shareholders' equity 1)	45 696	44 292
Total liabilities and shareholders' equity	**1 241 112**	**1 163 315**

1) Change in shareholders' equity

SEK M	31 December 2002	31 December 2001
Opening balance	44 292	41 609
Dividend to shareholders	-2 818	-2 818
Result, holding of own shares	6	
Swap hedging of employee stock option programme *	- 277	- 1
Eliminations of repurchased of shares **	- 659	
Translation difference	- 166	451
Net profit for the period	5 318	5 051
Closing balance	**45 696**	**44 292**

* Including dividends received.

* SEB has repurchad 7 million Series A shares for the employee stock option programme as decided at the Annual General Meeting. These shares are booked at zero but the market value as of 31 December 2002 was SEK 508 M.

Cash flow analysis - SEB Group

SEK M	Jan-Dec 2002	Jan-Dec 2001
Cash flow before changes in lending and deposits	18 728	2 437
Increase (-)/decrease (+) in lending to the public	-60 042	-30 571
Increase (+)/decrease (-) in deposits from the public	44 660	45 356
Cash flow, current operations	3 346	17 222
Cash flow, investment activities	-38 252	-8 863
Cash flow, financing activities	11 844	-11 321
Cash flow	**-23 062**	**-2 962**
Liquid funds at beginning of year	43 570	46 532
Exchange difference	-3 106	
Cash flow	-23 062	-2 962
Liquid funds at end of period	**17 402**	**43 570**

The reduction in liquid funds have been compensated by an increase in bonds and other interest bearing securities related to the Group's trading portfolio which is shown under Cash flow, investment activities.

File No. 82-3637

Doubtful loans and seized assets - SEB Group

SEK M	31 December 2002	Proforma *) 31 December 2001	31 December 2001
Non-performing loans	8 862	9 976	8 161
Performing loans	2 140	2 670	7 661
Doubtful loans, gross	**11 002**	**12 646**	**15 822**
Specific reserves for probable lending losses	-5 737	-6 495	-7 049
of which reserves for non-performing loans	*-4 620*	*-5 175*	*-4 464*
of which reserves for performing loans	*-1 117*	*-1 320*	*-2 585*
Collective reserves	-2 052	-2 027	N/A
Doubtful loans, net	**3 213**	**4 124**	**8 773**
Reserves not included in the above:			
General reserves for SEB AG and The Baltics	N/A	N/A	-1 004
Reserves for transfer risks	- 902	-1 187	-1 523
Reserves for off-balance sheet items	- 396	- 443	- 576
Total reserves	**-9 087**	**-10 152**	**-10 152**
Level of doubtful loans	**0.47%**	**0.65%**	**1.37%**
(Doubtful loans, net in relation to lending, net at end of period)			
Reserve ratio for doubtful loans (Specific + collective reserves in relation to doubtful loans, gross, per cent)	**70,8%**	**67,4%**	**N/A**
Specific reserve ratio for doubtful loans	*52,1%*	*51,4%*	*44,6%***
Pledges taken over			
Buildings and land	49	87	87
Shares and participations	94	178	178
Total volume of pledges taken over	**143**	**265**	**265**

The shortfall in income due to interest deferments was SEK 3 M (6), while unpaid interest on non-performing loans amounted to SEK 152 M (208).

On 31 December 2002, the Group had SEK 185 M (55) in non-performing loans in Sweden on which interest income was reported. These loans are not included among the doubtful loans, since the corresponding collateral covers both interest and principal.

* During 2002 the Financial Supervisory Authority (FSA) has altered the rules regarding valuation of loans, including the introduction of collective reserves. As a consequence of the new rules, SEB has reclassified parts of the reserves reported in 2001 to collective reserves.

As the SEB Group accounting principles have been now fully adopted by SEB AG, SEK 3.2 billion of performing doubtful loans have been re-classified (SEK 1.8 billion as non-performing and SEK 1.4 billion as normal).

** Not comparable due to new accounting rules

File No. 82-3637

Skandinaviska Enskilda Banken

Statutory Profit and Loss Account - Skandinaviska Enskilda Banken

SEK M	Oct-Dec 2002	2001	Change, per cent	Jan-Dec 2002	2001	Change, per cent
Income						
Interest income	*6 771*	*5 919*	*14*	*24 824*	*27 156*	*-9*
Leasing income	*168*	*149*	*13*	*658*	*595*	*11*
Interest costs	*-5 482*	*-4 706*	16	*-19 738*	*-22 664*	-13
Net interest income [1]						
Dividends received	346	253	37	895	634	41
Commission income	*1 281*	*1 409*	*-9*	*5 010*	*5 192*	*-4*
Commission costs	*- 219*	*- 229*	*-4*	*- 868*	*- 836*	*4*
Net commission income [2]	1 062	1 180	-10	4 142	4 356	-5
Net result of financial transactions [3]	385	569	-32	1 734	2 341	-26
Other operating income	181	268	-32	655	1 504	-56
Total income	**3 431**	**3 632**	**-6**	**13 170**	**13 922**	**-5**
Costs						
Staff costs	-1 199	-1 344	-11	-5 153	-5 408	-5
Other administrative and operating costs	-1 256	-1 368	-8	-4 365	-5 428	-20
Depreciation and write-downs of tangible and intangible fixed assets	- 74	- 52	42	- 291	- 311	-6
Merger & Restructuring costs	74	- 302	-125	- 109	- 575	-81
Total costs	**-2 455**	**-3 066**	**-20**	**-9 918**	**-11 722**	**-15**
Profit/loss from banking operations before credit losses	**976**	**566**	**72**	**3 252**	**2 200**	**48**
Net credit losses [4]	- 103	- 2		- 88	191	-146
Change in value of seized assets	5			5	- 5	-200
Write-downs of financial fixed assets	- 405	- 750	-46	- 405	- 750	-46
Operating profit	**473**	**- 186**		**2 764**	**1 636**	**69**
Pension compensation	133	142	-6	745	849	-12
Profit before appropriations and tax	**606**	**- 44**		**3 509**	**2 485**	**41**
Other appropriations	- 356	- 458	-22	-1 406	-1 600	-12
Current tax	- 18	31	-158	- 408	- 296	38
Deferred tax	- 33	8		- 68	86	-179
Net profit	**199**	**- 463**	**-143**	**1 627**	**675**	**141**

File No. 82-3637

1) Net interest income - Skandinaviska Enskilda Banken

SEK M	Oct-Dec 2002	Oct-Dec 2001	Change, per cent	Jan-Dec 2002	Jan-Dec 2001	Change, per cent
Interest income	6 771	5 919	14	24 824	27 156	-9
Leasing income	168	149	13	658	595	11
Interest costs	-5 482	-4 706	16	-19 738	-22 664	-13
Leasing depreciation	- 52	- 47	11	- 204	- 182	12
Net interest income	**1 405**	**1 315**	**7**	**5 540**	**4 905**	**13**

2) Net commission income - Skandinaviska Enskilda Banken

SEK M	Oct-Dec 2002	Oct-Dec 2001	Change, per cent	Jan-Dec 2002	Jan-Dec 2001	Change, per cent
Payment commissions	176	172	2	673	676	0
Securities commissions	536	679	-21	2 300	2 669	-14
Other commissions	350	329	6	1 169	1 011	16
Net commission income	**1 062**	**1 180**	**-10**	**4 142**	**4 356**	**-5**

3) Net result of financial transactions - Skandinaviska Enskilda Banken

SEK M	Oct-Dec 2002	Oct-Dec 2001	Change, per cent	Jan-Dec 2002	Jan-Dec 2001	Change, per cent
Shares/participations	378	363	4	584	1 648	-65
Interest-bearing securities	95	196	-52	430	795	-46
Other financial instruments	- 273	- 472	-42	- 598	-1 242	-52
Realised result	200	87	130	416	1 201	-65
Shares/participations	3	- 10	-130	3	- 23	-113
Interest-bearing securities	521	- 134		615	- 278	
Other financial instruments	- 437	294		- 435	169	
Unrealised value changes	87	150		183	- 132	
Fx trading/Exchange rate changes	115	332	-65	1 071	1 272	-16
Redemption of bonds	- 17			64		
Net result of financial transactions	**385**	**569**	**-32**	**1 734**	**2 341**	**-26**

File No. 82-3637

4) Net credit losses - Skandinaviska Enskilda Banken

SEK M	Oct-Dec 2002	2001	Förändring, procent	Jan-Dec 2002	2001	Change, per cent
Specific provision for individually appraised receivables:						
Reported write-down, incurred losses	- 145	- 251	-42	- 501	-1 041	-52
Reversal of previous provisions for probable losses, reported as incurred losses in current years accounts	101	217	-53	427	959	-55
Reported provision for probable losses	- 194	- 159	22	- 343	- 357	-4
Recovered from losses incurred in previous	24	94	-74	134	297	-55
Reversal of previous provisions for probable losses	53	167	-68	137	316	-57
Net cost	- 161	68		- 146	174	-184
Collective provision for individually appraised loans:						
Allocation to/withdrawal from reserve	- 25			- 25		
Provisions for homogenous groups of loans :						
Reported write-down, incurred losses						
Reported provision for possible losses						
Recovered from losses incurred in previous years						
Withdrawal from reserve for lending losses						
Net cost						
Transfer risk reserve:						
Allocation to/withdrawal from reserve	83	- 84	-199	83	- 6	
Contingent liabilities:						
Allocation to/withdrawal from reserve		14	-100		23	-100
Net credit losses	**- 103**	**- 2**		**- 88**	**191**	**-146**

Memorandum items - Skandinaviska Enskilda Banken

SEK M	31 December 2002	31 December 2001
Collateral and comparable security pledged for own liabilities	91 689	117 379
Other pledged assets and comparable collateral	24 387	12 473
Contingent liabilities	44 168	40 459
Commitments	127 565	103 326

File No. 82-3637

Balance sheet - Skandinaviska Enskilda Banken

SEK M	31 December 2002	31 December 2001
Lending to credit institutions	226 682	227 364
Lending to the public	231 531	223 357
Interest-bearing securities	156 952	113 355
- *Financial fixed assets*	*555*	*2 459*
- *Financial current assets*	*156 397*	*110 896*
Shares and participations	49 907	44 352
Other assets	128 875	95 952
Total assets	**793 947**	**704 380**
Liabilities to credit institutions	234 673	203 701
Deposits and borrowing from the public	295 057	271 738
Securities issued, etc.	48 985	54 364
Other liabilities and provisions	166 372	120 175
Subordinated liabilities	22 245	26 832
Shareholders' equity [1]	26 615	27 570
Total liabilities and shareholders' equity	**793 947**	**704 380**

1) Change in shareholder equity

SEK M	31 December 2002	31 December 2001
Opening balance	27 570	28 170
Dividend to shareholders	-2 818	-2 818
Group contributions, net	1 193	1 544
Swap hedging of employee stock options programme *	- 277	- 1
Elimination of repurchased shares **	- 659	
Translation difference	- 21	
Net profit for the period	1 627	675
Closing balance	**26 615**	**27 570**

* Including dividends received

** SEB has repurchased 7 million Series A shares for the employee stock option programme as decided at the Annual General Meeting. These share are booked at zero but the market value as of 31 December 2002 was SEK 508 M.

Cash flow analysis - Skandinaviska Enskilda Banken

SEK M	Jan-Dec 2002	Jan-Dec 2001
Cash flow before changes in lending and deposits	17 725	1 883
Increase (-)/decrease (+) in lending to the public	-15 171	-2 407
Increase (+)/decrease (-) in deposits from the public	28 859	37 088
Cash flow, current operations	31 413	36 564
Cash flow, investment activities	-48 758	-7 823
Cash flow, financing activities	-5 506	-5 076
Cash flow	**-22 851**	**23 665**
Liquid funds at beginning of year	68 926	45 261
Exchange difference	-2 646	
Cash flow	-22 851	23 665
Liquid funds at end of period	**43 429**	**68 926**

The reduction in liquid funds have been compensated by an increase in bonds and other interest bearing securities related to the Bank's trading portfolio which is shown under Cash flow, investment activities.

OTC Market Alert!

HY-TECH Technology Group, Inc.
Symbol OTCBB: HYTT

February 13, 2003 Issue 427 Vol. 1

A Weekly OTC Investors News Alert Publication

HYTT:
STRONG Revenues
Stronger Forecast Ahead!

Congratulations to those of you who took note of our last recommendations. You had the potential to make **well over a 195% return**. Congratulations!

There are many pressures holding down our markets and as these pressures begin to lift, there could be a significant surge.

We think that **HYTT** is perfectly positioned to be apart of this surge. **HYTT's** been posting attractive revenues since its inception 10 years ago, and has continued to through the current down turn in the markets.

HYTT opened for business 11/02/92, and was profitable in its first full calendar year. Sales for **1993** were **$1.5 MM**, and grew rapidly to **$3.5 MM** in **1994, $7.5 MM** in **1995, $13.8 MM** in **1996, $18.1 MM** in **1997, $23.5 MM in 1998**, and **to $31.1 MM** in 1999. These years all had substantial profits. For **2000 HYTT** finished the year with sales of **$30.9 MM** and **2001 $29.1 MM**. HYTT's sales for **2002** are forecast to be **$25 to $26 MM.**

In an attempt to ride out the current lack of demand in the market, **HYTT's** management made drastic cuts in operating expenses that exceed $37,000 per month, sold one under-performing location, centralized purchasing, and cut the personnel count from 83 to 68.

For 2003, HYTT management feels that the store sales should conservatively increase to **$28.5 MM**, with gross margins of around 17.8%.

Over the past 10 years, **HYTT** has learned how to open and operate profitably local store operations.

Shares Outstanding:	**24,000,000**
Float (est.):	**5,000,000**
52 Week High:	**$7.25**
52 Week Low:	**$0.50**
Current Price:	**$1.67**

Revenue System

- Of the systems manufactured by HYTT, approximately 60% are desktop/workstations, 30% are servers and 10% are notebooks, which represent about 50% of **HYTT's** total revenue.
- 45% of the **HYTT's** revenue is derived from Sale of computer components, peripherals, storage products, and operating system and software
- 5% of the **HYTT's** revenue is derived from the sale of Compaq systems and service work, including contracted warranty work.

The Company

HY-TECH Technology Group, Inc. (OTCBB: **HYTT**) is a custom manufacturer of quality computer systems and a distributor of computer components and peripherals. **HYTT** stocks a full line of computer components and peripherals, and has technicians capable of building and servicing systems from a basic desktop system to very sophisticated servers.

Final Considerations

2003 sales should conservatively increase to **$28.5** MM, and gross margins are forecasted to be 17.8%.

HYTT feels that if adequately funded, it will be able to acquire like companies in the industry, with the offer of **HYTT** stock. **HYTT** believes it can acquire companies with sales of $25 million dollars in 2003 and $40 million dollars in 2004. This would allow **HYTT** to grow to **$55 million by the end of 2003** and **$100 million by the end of 2004.**

As market conditions improve in the technology industry, **HYTT** is positioned to grow without a significant increase in overhead. As sales increase, profitability will grow exponentially.